Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LEGION M ENTERTAINMENT, INC.
1801 Century Park East 24th Floor
Los Angeles, CA 90067
www.legionm.com

Up to $999,999.00 in Class A Common Stock at $2.10
Minimum Target Amount: $249,998.70

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: LEGION M ENTERTAINMENT, INC.
Address: 1801 Century Park East 24th Floor, Los Angeles, CA 90067
State of Incorporation: DE
Date Incorporated: March 04, 2016

Terms:

Equity

Offering Minimum: $249,998.70 | 119,047 shares of Class A Common Stock
Offering Maximum: $999,999.00 | 476,190 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $2.10
Minimum Investment Amount (per investor): $499.80

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

Existing Legion M investors are eligible to receive an additional 10% Bonus Shares on their investment. To receive these Bonus Shares, you must invest with the exact same email you use to login and manage your shares at https://app.dealmaker.tech/companies/2120/portal. If you are using the correct email address, your Bonus Shares will show up during the checkout process. If you aren't seeing them, please send a message to team@legionm.com.

Time-Based Bonus Shares

10% Bonus Period (first 2 weeks): Investments made before 11:59 PM PT on the 14th day the offering is open will receive 10% Bonus Shares.

Amount-Based Bonus Shares

Tier 1

Invest $1,000+ and receive 5% Bonus Shares.

Tier 2

Invest $5,000+ and receive 10% Bonus Shares.

Tier 3

Invest $10,000+ and receive 15% Bonus Shares.

Tier 4

Invest $25,000+ and receive 20% Bonus Shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement.

Bonus Shares are tied to each individual investment. Bonus Shares for multiple investments do not "stack". I.e. perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement.

Any applicable bonus shares will be shown and applied during the checkout process. Bonus shares will be issued at the completion of your investment (see Exhibit E for additional information).

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

LEGION M ENTERTAINMENT, INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.10 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $210. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus [and the Loyalty Bonus] in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Legion M is an entertainment company formed on March 4, 2016, under the laws of Delaware as a C corporation. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market, finance, and monetize entertainment content including movies, television shows, virtual reality, digital content, live events, and more.

In this sense, we are like many other entertainment companies around the world. The difference is that Legion M is (to our knowledge) the first entertainment company built from the ground up to be owned by fans. We're taking advantage of historic new equity crowdfunding laws enabled by the JOBS Act that allow the public to invest in our company in its earliest stages of development. With Legion M, fans own the company, fans get a say — if we are successful — fans share in the rewards!

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. Fans hold great power in the entertainment industry -- they're the ones who buy the tickets, pay the subscriptions, and decide what to watch. As individuals, they have little power, but together they are responsible for a $100BN global industry. Legion M's goal is to harness that power to create a company with sustainable long-term competitive advantages that gives fans a stake in the future of film and television.

Intellectual Property

Legion M has the trademark to its name "Legion M," as well as a trademark for "Archenemy" brand whiskey.

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending.

Competitive Advantages

From franchises and IP to talent and influencers, a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

We believe that by giving people an ownership stake in the company and a voice in the process, we're creating a Legion of Fans who are both financially and emotionally invested in the success of the company and its projects. The bigger that audience gets, the more powerful it becomes.

We believe a company owned by a Legion of emotionally invested shareholders can have intrinsic competitive advantages, allowing us to reduce risk and improve our odds of success:

A legion of ticket-buyers to come out opening night (and bring their friends!);

A legion of advocates to share on social media and create grassroots buzz;

A legion of scouts to help find the next big thing;

A legion of advisors to evaluate ideas and provide "wisdom of the crowd";

A legion of enthusiasts to provide energy and excitement that propels the company forward;

A legion of creatives to crowdsource ideas and talent;

A legion of fans to attract the very best talent to our projects.

Our long-term goal is to unite one million fans as shareholders of Legion M. If we're successful, we could potentially have hundreds of millions of dollars to produce content with one million fans standing behind it.

It's an ambitious goal, and one we expect will take many years to achieve. But if we're successful, we believe it could make Legion M one of the most influential companies in Hollywood

Current Size of the Legion

At 6AM Pacific Time on May 16, 2016 (the day Regulation CF went into effect), Legion M became one of the first companies in history to launch an equity crowdfunding round under Regulation CF, created by the JOBS Act. Since then, we have completed ten rounds of equity crowdfunding,raising over $25 million from more than 58,000 investors via a combination of Regulation A, Regulation CF, and Regulation D.

In addition to allowing fans to buy stock in Legion M, we also allow them to invest directly in movies. To date, we've raised over $4MM from over 5,000 direct movie investments.

The Legion M community extends beyond those who have invested. As of December 31, 2024, we have over 200,000 followers across our various social media channels and mailing lists.

How We Make Money

Entertainment is a complex and rapidly changing industry that employs a variety of business models for the production, distribution, and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), we focus on parts of the value chain where we believe having a builtin audience can provide a competitive advantage.

As a startup attempting something that has never been done before, we view many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value that a fan-owned company can provide.

Over the past 8 years Legion M has earned revenue from a variety of different business models. Through these efforts we've "levelled up" from playing small roles in other people's movies to developing, producing and releasing films of our own. Today our business is focused on the following models which we believe will power the next phase of Legion M's development:

Feature Film Production

Feature film production refers to the act of producing a movie. It also includes "pre-production" activities like developing the script, attaching talent, arranging financing, hiring crew, etc. as well as "post-production" activities like sales, marketing, and developing a release strategy.

Film producers are typically compensated via a combination of "producer fees" (usually paid out of the production budget) and a "backend" stake in any profits the film generates. While producer fees are generally bankable (as they are paid out of the budget), backend is typically a high-risk position — a film that becomes a hit can generate significant backend, but many films generate no backend profits at all.

To date, Legion M has produced (or is in the process of producing) four feature films: The Man In The White Van, William Shatner: You Can Call Me Bill, My Dead Friend Zoe, and Fade To Black. For more information, please see the "Legion M Projects" section.

Distribution

Distribution refers to the act of releasing and monetizing a movie across all available channels, including theatrical, home entertainment (VOD, DVD, etc), streaming, etc. Revenue generally comes in the form of "distribution fees" which are generally taken as a cut of all revenue earned by the film.

To date, Legion M has been wholly or partially responsible for the distribution of two films: William Shatner: You Can Call Me Bill, and Memory: The Origins of Alien (in partnership with ScreenMedia). In addition, Legion M has partnered with several distributors -- including Searchlight, NEON, Bleecker Street, Briarcliff, Fathom Events, Saban, RLJ, Electric, and Relativity – for the release of other films.

Film and TV Development

Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and "sweat equity" to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, licensing IP, packaging talent (e.g., showrunners, actors, directors), creating pitch materials, and pitching projects to financiers, studios, streaming services, networks, distributors, and other potential partners. The goal of development is to get a project produced.

Development projects are generally considered very high risk, meaning that the odds of any given project making it into production are often very low. That said, if you are successful in developing your project into a successful property, the potential for reward can be high.

Legion M has several development projects, some of which are unannounced. For a list of some of our more notable projects, please see the "Development Projects" section of the "Legion M Projects" section.

As of September 2025, Legion M has successfully developed (in conjunction with producing partners) four feature films (William Shatner: You Can Call Me Bill, My Dead Friend Zoe, The Man In The White Van, and Fade To Black) that have made it into production.

While development is generally considered a "cost center" for most production companies, Legion M has found ways to monetize the process and earn revenue from many of our development projects. For example, in the process of developing The Girl With No Name and Defiant: The Story of Robert Smalls as feature films and Darknights and Daydreams as a Broadway play, we launched crowdfunding projects that allowed us to bring fans into the development process and offset our development costs.

Consumer Products and Media

Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. In addition, Legion M has acquired merchandising rights for several of our projects. Legion M has sold items ranging from t-shirts, hats, and posters to replica props, Halloween masks, and consumable products like "Cheddar Goblin Macaroni and Cheese" (from the film Mandy) and Archenemy brand whiskey. For many of our projects, we also sell the project media itself, including DVD's, BluRays, digital movie downloads, books, albums, and comics.

Our ability to generate consumer product, media, and licensing revenue tied to our projects creates value for both Legion M and our partners. We also believe that the investments we make in consumer products pay dividends beyond the revenue they generate. It's not a coincidence that successful entertainment companies like Walt Disney and Warner Brothers have robust consumer product divisions to monetize their IP, as branded products are an excellent way to drive awareness and build and nurture fandoms.

Live Event Production

Legion M has produced many live events including the following from the past three years:

2024 Red Carpet Screenings of William Shatner: You Can Call Me Bill in New York, Culver City, and Lexington, KY.

2024 "Rolling Red Carpet" Premiere of The Man in The White Van in Red Oak, TX.

2022 "Celebrating William Shatner" day at San Diego Comic-Con

In each of these cases, Legion M incurred the effort, costs, and risks of hosting the events in exchange for the revenue generated by sources that include tickets, merchandise, food/drink, photos, autograph signings, and sponsorships.

Some of our events are intended to generate a profit (e.g. the red carpet premieres of William Shatner: You Can Call Me Bill contributed revenue to the waterfall of the film), but other events (e.g. the 2022 event at San Diego Comic Con) are intended primarily to subsidize the costs of the events so we can benefit from the exposure, goodwill, and media coverage they generate, as well as the opportunity to "open the gates of Hollywood'' for our members and investors.

Finance Plan

Through ten rounds of fundraising, Legion M has raised over $25,000,000 from more than 58,000 investors under Regulation A, Regulation CF and Regulation D. We've also raised more than $4MM from over 5,000 investors who have invested directly in Legion M's movies.

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise as much of that money as possible directly from fans.

Our long-term goal is to raise hundreds of millions of dollars from more than 1 million shareholders. We expect it will take many successive fundraising rounds to achieve this goal, but if we're successful we believe it could make Legion M one of the most influential companies in Hollywood.

In addition to raising money directly from fans, Legion M is considering opportunities to partner with private equity investors, venture capitalists, film financing companies, and other entertainment financiers to increase the amount of money available for funding Legion M projects and initiatives.

Competitors and Industry

Entertainment and Media Market

Film, television, and digital entertainment is a global industry that generates over $100 billion in revenue each year. Home to some of the largest and best-known corporations in the world (Disney, Sony, Netflix, Amazon, Apple, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks, technology and distribution companies.

As the industry grows, it's constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, The COVID pandemic, the "streaming wars", the WGA/SAG strikes, and rapidly changing business landscape/consumer habits have led to significant fluctuations in demand for film and TV production.

Throughout all this change, the one thing that remains constant is the importance of the audience. It's the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by A-list actors to the importance of sequels, reboots and IP with established fanbases.

We believe a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a builtin audience for everything we do.

Competition

There are many other companies involved in the creation and monetization of entertainment content, from giant international conglomerates to small independent creators. Many of these companies can be considered potential competitors in that we are all competing to develop entertainment for consumers; however, most of them can also be considered potential partners or allies, as collaboration is very common in the entertainment industry.

We are aware of many creators who have used equity crowdfunding to raise (or attempt to raise) money for individual projects, as well as other companies that have launched or announced plans to launch equity crowdfunded entertainment businesses (including equity crowdfunded production slates, comic book companies, and entertainment related cryptocurrency offerings). We are not aware of any that we'd consider to be competitive to Legion M, though that may change in the future.

There are also many other companies utilizing equity crowdfunding to do unique and novel things in entertainment. A couple of the most notable are:

Angel Studios. Angel Studios is a company with a very similar ethos to Legion M that is largely centered in the faith-based entertainment space. They've had tremendous success with a TV series called "The Chosen" which follows the life of Jesus Christ, as well as the 2023 film Sound of Freedom which became one of the highest grossing films of that summer. They've parlayed their success into a powerful platform for funding and releasing projects in conjunction with fans. Rather than being "fan-owned" Angel Studios has reportedly received $47MM worth of venture funding, and became a public company via a SPAC in September of 2025.We believe that Angel Studios shares a great deal of DNA with Legion M, and while we don't view them as a competitor, we believe their success as validation that shows what could be possible for Legion M.

Skybound Entertainment. Skybound Entertainment is a company primarily known for their IP (including "The Walking Dead") that raised $15MM via equity crowdfunding. Prior to this offering they were a venture backed company. We've had discussions with Skybound in the past and would be open to collaborating with them in the future. As mentioned above, it's not uncommon for "competitive" companies in the entertainment space to partner and/or collaborate on projects.

At this time, we're not aware of any companies utilizing equity crowdfunding on a large scale to unite entertainment fans in a way that we believe is directly competitive to Legion M. That could change in the future.

Current Stage and Roadmap

Though Legion M has been in business for over 9 years, we're still "early-stage" when it comes to funding. To date we've raised over $25 million. Compared to other equity-crowdfunding companies, that's a lot of money, but for movie studios it's just a drop in the bucket … our entire existence has cost less than the first 15 minutes of a Marvel movie.

If you compare Legion M to VC-backed companies, we believe the amount of money we've raised (and the valuation we're currently raising at) puts us squarely in the range of a median VC-backed company in the midst of a Series B after having completed a Seed and Series A (see the section entitled Valuation Details for further discussion).

Entertainment is an industry where business models change based on project scale. The economics of micro-budget films differ from independent films, which differ from major studio releases. Each tier has its own risks and opportunities.

When we started, Legion M was nothing more than an idea -- we had no money, no community, and no track record making movies. Over the past 9 years we've built one of the largest communities in equity crowdfunding history and grown — step by step — to become an award-winning studio with a demonstrated ability to develop, finance, produce, and distribute critically-acclaimed films.

While we're proud of how far we've come, we still have a long way to go to achieve our goals. The tier we're currently operating in (producing sub $10 million independent films) is notoriously difficult to make money in. This isn't the mountaintop – it's the "chasm of independent film," and it's just the latest in the series of obstacles we'll need to overcome to reach our destination.

We didn't create Legion M because we believed 50,000 investors could make a lot of money in independent film -- we built it because we believe 1,000,000 fan-owners could make Legion M one of the most influential forces in Hollywood. This is our North Star – it's what guides us and drives us forward every day.

Roadmap - Film Production and Distribution

One of Legion M's chief goals over the next 12 months is to increase our film distribution capabilities. We believe distribution is the stage in the film's life cycle where the advantages of a Legion M have potential to be most impactful. After working with other distributors on the release of over a dozen films and managing the 2024 theatrical release of William Shatner: You Can Call Me Bill, we believe there are opportunities for Legion M to innovate and grow our film distribution capabilities, either by ourselves or in partnership with other distributors.

In addition, we plan to continue our film production efforts. Legion M has now successfully developed, financed and produced three feature films — William Shatner: You Can Call Me Bill, My Dead Friend Zoe, and Fade To Black (currently in post production) — via a combination of equity crowdfunding and traditional Hollywood financing. In each of these cases, Legion M is also a producer and rightsholder of the film, which means we will recognize all the revenue from each project and participate via producer's fees and backend profits (if any).

Together, we expect distribution and production will be Legion M's primary focus over the next 12 months. We intended to continue developing our capabilities "levelling up" into bigger and bigger projects.

The Team

Officers and Directors

Name: Paul Scanlan

Paul Scanlan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer
  Dates of Service: March, 2016 - Present
  Responsibilities: Guiding Legion M's mission to harness the power of fan ownership and grassroots engagement, building a disruptive studio model that empowers audiences while creating unique, commercially viable entertainment.

- Position: Director
  Dates of Service: March, 2016 - Present
  Responsibilities: Member of the Board of Directors

Name: Jeff Annison

Jeff Annison's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder and President
  Dates of Service: March, 2016 - Present
  Responsibilities: Co-founders Paul Scanlan and Jeff Annison share responsibility for overseeing every aspect of Legion M's activities, including fundraising, development, production and distribution.

- Position: Director
  Dates of Service: March, 2016 - Present
  Responsibilities: Member of the Board of Directors

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

This is a relatively early-stage company.
Legion M was incorporated in March 2016. We are currently not profitable nor are we focused on near term profitability. There is very little history upon which an evaluation of our past performance and future prospects in the entertainment industry can be made. Statistically, most companies like Legion M fail.

What we're doing has never been done before.
We are (to our knowledge) the first company to attempt our business model. Legion M is built on the thesis that having a legion of fans invested in our products will give us a competitive advantage. However, our thesis could be wrong. There is no assurance that we will be able to derive benefits from being fan-owned. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we do may copy our idea causing us to lose this competitive edge.

Our auditor has issued a "going concern" opinion.
Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Our auditor has previously issued that opinion for our financials in previous years. Legion M was incorporated in March of 2016 and has a history of losses without profits since inception. The fact that we've been able to raise enough financing and/or revenue to sufficiently fund our operation for each of the preceding years since inception does not guarantee our ability to raise sufficient financing and/or generate sufficient revenue in the future. We have sustained net losses of $3,549,371 and $2,813,295 in the years ended December 31, 2024 and December 31, 2023, respectively. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. Failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to remain in business.

We plan to raise significantly more money and future fundraising rounds could result in a "cram down."
Our goal is to have one million investors in Legion M which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See "Dilution" for more information.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.
Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may invest in projects that end up losing money. Even if one or more of our projects are successful, it may not be enough to offset losses in others.

Entertainment projects can be risky, and often budgets run over.
The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution, and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often a budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects.
We plan to develop a diverse slate of projects in the entertainment industry including feature films, television shows, virtual reality experiences, transmedia content, and events. Final decisions on projects are made by the Legion M management team. We may choose projects you don't like, don't believe in, or even ones you object to.

Even if a project is successful, it is likely to take a long time for us to realize profits.
Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even if we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

Our business relies heavily on third parties for production and monetization of entertainment content.
Our success in developing, producing, and monetizing content relies heavily on third party Hollywood creators and producers such as studios, development, production and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will

put forth all of the resources required to help make our projects successful. A number of our high-profile advisors may change their minds and terminate their relationships with the company.

Public perception is important in the entertainment industry.
In order to continue growing our business, we must maintain credibility and confidence in our long-term financial viability and business prospects among Hollywood creators and producers, our community, investors, and other parties. Reputational harm may damage our ability to do any or all of these things. Any derogatory information, whether founded or unfounded, against our business, any of our officers, directors, or employees, may harm our business.

Public perception is important in equity crowdfunding, potentially making Legion M susceptible to negative postings, and false allegations about the company and its projects.
As a company raising money from the crowd, Legion M's funding is highly dependent upon investors who get information from a wide variety of sources that rely on user generated content (e.g., social media, Reddit, message boards, blogs, etc.). These sources often have little to no standards for posting, and many of them allow people to post without requiring a real name. As a result, these mediums can be susceptible to misinformation, disinformation, and campaigns where individuals using bots and/or fake accounts can create the illusion of "social proof." Legion M has previously been the subject of negative postings, including misinformation and false allegations, made on multiple social media and investment platforms from one or more individuals controlling multiple fake names/aliases. To the extent the company continues or becomes the target of a negative PR campaign from one or more individuals, including those using multiple fake accounts and/or spreading false information about the company, the negative publicity may have an adverse impact on the company, its fundraising, its projects, and has the potential to distract management's attention from the company's business. Legion M also uses equity crowdfunding to offer investors the opportunity to have stake in individual film projects. If these projects perform poorly, it could negatively impact public perception of the company.

We could be adversely affected by labor disputes, strikes or other union job actions.
We are directly or indirectly dependent upon highly specialized union members who are essential to the production of motion pictures and television content, including writers, directors, actors and other talent as well as trade employees and others who are subject to collective bargaining agreements. In general, a labor dispute, work stoppage, work slowdown, strike by, or a lockout of, one or more of the unions that provide personnel essential to the production of motion pictures or television content could dramatically delay or even derail development, production and release of film and TV projects, with potentially severe financial consequences. Labor disputes may restrict our access to content, result in work stoppages, and may result in increased costs and decreased revenue, which could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us.
Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves the marketing of entertainment, including movies and other content. To the extent the entertainment industry is impacted by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.

We depend on our two founders and may need to hire more people to be successful.
Our success will greatly depend on the skills, connections, and experiences of our top executives, Paul Scanlan and Jeff Annison. There is no guarantee that either of them will stay indefinitely, for instance both are currently working at salaries substantially lower than their salaries at previous jobs, and well below "market rates" for executives with their level of experience. Should either of them discontinue working for Legion M, there is no assurance that Legion M will continue. We will also need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property.
Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

We have a large shareholder base which will likely grow even larger over time.
As a result of Legion M's Regulation Crowdfunding and Regulation A offerings, we have over 50,000 shareholders. It is uncommon for a start-up company with limited resources and a small staff to have so many investors. Our stated goal is to grow the shareholder base to one million investors through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention

and cause Legion M to fail.

Equity crowdfunding is relatively new.
Legion M's existing funding and future fundraising plans (including this round) are reliant on equity crowdfunding and provisions of the JOBS Act which have been in place for less than a decade. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact Legion M's ability to raise money as well as your ability to trade your shares.

Competitors could overtake our momentum.
As the marketplace becomes more savvy about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

Our officers control the company, and we currently have no independent directors.
Our two executive officers and directors are currently also our controlling shareholders. As holders of the Class B Common Stock which gives them 10 votes per share, as opposed to 1 vote per share for holders of Class A Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board at the conclusion of this offering. In fact, even if they were to own as little as 5.1% of the equity securities of the company, they will still control a majority of the voting stock. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

The shares of Class A Common Stock being offered are subject to drag-along rights.
The shares you are purchasing in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company's board and the holders of a majority of the votes of the outstanding shares of the company's Class A Common Stock and Class B Common Stock voting as a single group (and taking into consideration the 10votes per share voting preference of the Class B Common Stock) vote in favor of a sale of the company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the company, and deliver any documentation or take other actions reasonably required, amongst other covenants. This means that if the Board of Directors and Class B shareholders (which consists of the founders, employees, and early investors) decide to sell the company, you are agreeing to go along with that sale, even if you don't agree with it, oppose it, or feel that your interests are not being represented. For instance, the fact that shares of Class B Common Stock are owned by founders, employees and early investors could potentially create scenarios where the interests of the two shareholder groups are not aligned. Additionally, the enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law. Since the rights of common stock are determined in general by statute as opposed to by contract, and the drag-along provision is a contractual term, the extent to which this provision would be upheld by the courts in Delaware is unclear. In the event this provision was to be challenged, a sale of the company might not be effected, and all the shareholders could miss an opportunity to realize the value of their investment.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
Investors in our Regulation Crowdfunding offerings and their transferees are bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws. In addition, when the shares are

transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

There is no current market for Legion M's shares.

There is no formal marketplace for the resale of our securities. If the company is successful, we expect to IPO or list on an exchange or alternative trading system that allows investors to sell their shares, but there is no guarantee that will happen, or that if it does happen that there will be any demand to purchase your shares at your desired price or at any price at all. We do not currently have any near-term plans to apply for or otherwise seek trading or quotation of our Class A Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time (if ever).

We are offering a discount on our stock price to certain classes of investors.

Certain classes of investors are entitled to bonus shares (effectively a discount) in this offering; see the "Rewards and Bonus Shares" section of "Plan of Distribution and Selling Shareholders." In addition, certain individuals may receive one or more free Promotional Share(s) of Legion M Class A Common Stock, see "Promotional Shares" section of "Plan of Distribution and Selling Shareholders." These bonus shares and promotional shares immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering will be diluted by investments made by investors entitled to these bonus shares, who will pay less for the same stake in the company.

The minimum amount set as a condition to closing this offering is nominal compared to what we are seeking to raise. Because this is a "best effort" offering with a nominal minimum of $250,000, once we reach that amount we will have access to any funds tendered. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We expect to raise additional capital through offerings of equity and convertible securities and to provide our employees and advisors with equity incentives. Therefore, your ownership interest in the company is likely to continue to be diluted. Our current strategic initiatives require substantial capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. The company may offer additional shares of its Class A Common Stock and/or other classes of equity or debt that convert into shares of Class A Common Stock, any of which would dilute the ownership percentage of investors in this Offering. Also, we intend to award employees and advisors with stock options and other compensatory securities through our employee equity incentive plan, which may also cause dilution to your investment. See "Dilution."

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Shareholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

A current member of Legion M's management previously served on the board of a company undergoing corporate bankruptcy.

In March 2021, Paul Scanlan was on the board of MobiTV, Inc., a company he co-founded in 1999 and was an executive until 2015, filed for protection under Chapter 11 in the U.S. Bankruptcy Court for the District of Delaware. Mr. Scanlan currently serves as Legion M's Co-Founder, Chief Executive Officer, Chief Financial Officer, Treasurer, and a board director. He previously served as MobiTV's President and Chief Operating Officer and later as President until he departed full-time management in 2015 to form Legion M. After leaving his executive role, he remained on MobiTV's board of directors in an unpaid, non-operational capacity and participated in authorizing the 2021 filing. The case concluded later in 2021 following the court-approved sale of substantially all of MobiTV's assets to TiVo Corporation, a subsidiary of Xperi Inc. Neither Mr. Scanlan nor Legion M was a debtor in the proceeding, and there has been no financial, contractual, or operational relationship between Legion M and MobiTV since his departure from management. Investors should be aware that there is some level of risk involved with investing in a company whose management members previously founded or managed a business that later filed for bankruptcy protection.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Paul Scanlan	1,465	Class A Common Stock	44.5%
Paul Scanlan	7,333,310	Class B Common Stock	
Jeff Annison	2,025	Class A Common Stock	36.3%
Jeff Annison	5,982,519	Class B Common Stock	

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 476,190 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 170,000,000 with a total of 22,076,877 outstanding.

Voting Rights

Class A Common Stock Voting Rights Each holder of Legion M's Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Common Stock at all times shall vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M. The holders of Class A Common Stock in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company's board and the holders of a majority of the votes of the outstanding shares of the company's Class A Common Stock and Class B Common Stock (taking into account the 10 votes per share voting of the Class B Common Stock) vote in favor of a sale of the company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the company, and deliver any documentation or take other actions reasonably required, amongst 33 other covenants. The enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law.

Material Rights

Dividends

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, shareholders of Legion M's Class A Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class B Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of Legion M's liquidation, dissolution or winding up, holders of Legion M's Class A and Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Legion M's debts and other liabilities and the satisfaction of any liquidation preference 34 (of which, currently there are none) granted to the holders of any then outstanding class of capital stock having prior liquidation rights.

Other Rights

Holders of Legion M's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Legion M's Class A or Class B Common Stock.

Forum Selection

Provisions Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Legion M's Class A and Class B Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company's behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine. These sections shall not apply to actions arising under the federal securities laws. Section 7 of our subscription agreement (which appears as an exhibit to the offering statement of which this offering circular forms a part) provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

Drag Along Provision - Investors in this offering will be subject to the below Drag Along provision.

(a) A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "Stock Sale") or (b) a transaction that qualifies as a Deemed Liquidation Event, as determined by the Company's board of directors. A "Deemed Liquidation Event" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Company held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-- owned subsidiary immediately following such acquisition, its parent); (ii) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, exclusive license, transfer, lease other disposition is to a wholly--owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

(b) In the event a Sale of the Company is approved by the Company's board of directors and by the vote required to achieve majority approval by the outstanding shares of the Company's Class A Common Stock and Class B Common Stock (as defined in, and voting as provided in, the Company's Amended and Restated Certificate of Incorporation), voting together as a single class (the "Requisite Parties"), the Investor hereby agrees with respect to the Securities and the voting rights of the Investor, if any:

(i) in the event such transaction is to be brought to a vote at a stockholder meeting and to the extent any vote is solicited from Investor, after receiving proper notice of any meeting of stockholders of the Company, to vote on the approval of a Sale of the Company, to be present, in person or by proxy, as a holder of shares of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(ii) to vote (to the extent any vote is solicited from Investor) (in person, by proxy or by action by written consent, as applicable) the Securities in favor of such Sale of the Company and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(iii) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company; (iv) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Requisite Parties; (v) if the Sale of the Company is structured as a stock sale, to sell the same proportion of the Securities as is being sold by the Requisite Parties, and on the same terms and conditions as the Requisite Parties;

(vi) not to deposit, and to cause the Subscriber's affiliates not to deposit the Securities owned by the Subscriber affiliate in a voting trust or subject the Securities to any arrangement or agreement with respect to the voting of the Securities, unless specifically requested to do so by the acquirer in connection with the Sale of the Company; and

(vii) if the consideration to be paid in exchange for the Securities pursuant to this Section 5 includes any securities and due receipt thereof by the Subscriber would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to the Subscriber of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Act, the Company may cause to be paid to the Subscriber in lieu thereof, against surrender of the Securities which would have otherwise been sold by the Subscriber, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which the Subscriber would otherwise receive as of the date of the issuance of such securities in exchange for the Securities.

Class B Common Stock

The amount of security authorized is 30,000,000 with a total of 21,802,530 outstanding.

Voting Rights

Class B Common Stock Voting Rights Each holder of Legion M's Class B Common Stock is entitled to ten votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Common Stock at all times shall vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

Material Rights

The total shares outstanding includes 4,766,630 issued options and 570,000 issued warrants.

Dividends

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, holders of Legion M's Class B Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class A Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Restrictions on Transfer

No holder of Legion M's Class B Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Common Stock (or any Class A Common Stock into which it is converted) without Legion M's prior written consent. Legion M may withhold consent for any legitimate corporate purpose.

Conversion Rights Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time upon written notice to Legion M. Except for certain permitted transfers, each share of Class B Common Stock shall be automatically, without further action by its holder, converted into one share of Class A Common Stock, upon sale or assignment.

Liquidation Rights

In the event of Legion M's liquidation, dissolution or winding up, holders of Legion M's Class A and Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Legion M's debts and other liabilities and the satisfaction of any liquidation preference 34 (of which, currently there are none) granted to the holders of any then outstanding class of capital stock having prior liquidation rights.

Other Rights

Holders of Legion M's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Legion M's Class A or Class B Common Stock.

Forum Selection

Provisions Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Legion M's Class A and Class B Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company's behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine. These sections shall not apply to actions arising under the federal securities laws. Section 7 of our subscription agreement (which appears as an exhibit to the offering statement of which this offering circular forms a part) provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: William Shatner Documentary Interests
  Final amount sold: $750,000.00
  Use of proceeds: The proceeds of this offering were used for the development of the William Shatner Documentary.
  Date: April 30, 2023
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $6,323,177.85
  Number of Securities Sold: 4,270,630
  Use of proceeds: The proceeds of this offering were used for general business purposes.
  Date: October 28, 2024
  Offering exemption relied upon: Regulation A+

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,904,991.00
  Number of Securities Sold: 1,546,205
  Use of proceeds: The proceeds of this offering were used for general business purposes.
  Date: June 17, 2025
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Our revenue for the six months ended June 30, 2025 was $1,671,067, a 144% increase over our revenue of $684,115 during six months ended June 30, 2024.

The increase in revenue was primarily attributable to distribution of My Dead Fried Zoe.

In June of 2024 we announced a partnership with Briarcliff Entertainment for US distribution, and in 2025 it was announced that Universal Pictures had acquired the international distribution rights. The film released theatrical to over 750 US theaters in February of 2025, and on VOD (video-on-demand) in March of 2025. As of June 30, 2025 we have earned over $1,500,000 that went into a collection account and is subject to the collection account management agreement ("CAMA") for the revenue from distribution of My Dead Friend Zoe. See Note 5 to our interim financial statements for a discussion of the operative waterfall of the CAMA.

Our primary source of revenue in Interim 2024 was proceeds from the theatrical release of the feature film William Shatner: You Can Call Me Bill.

As noted above, due to the stage of Legion M's development and the inherent "lumpiness" of revenue associated with entertainment projects, we expect our revenue and sources of revenue to fluctuate from period to period.

Approximately $60,626 (about 4%) of our Interim 2025 revenue came from Consumer Products, which includes any revenue earned from one or more of the following sources (collectively, "Consumer Products"): (i) sales and shipping of merchandise (shirts, pins, etc.) and media (i.e. DVD's, comic books, etc.) we sold directly to consumers; (ii) wholesale sales of merchandise and media; and (iii) royalties earned from 3rd party merchandise licensors. This is a 35% reduction in Consumer Products revenue compared to Interim 2024, in which approximately $93,189 (about 14%) of our total Interim 2024 revenue came from consumer products. The decrease in Consumer Produces revenue from Interim 2024 to Interim 2025 was due to a reduced focus on Consumer Products and a lack of any major merchandise releases during Interim 2025.

Costs of net revenue in Interim 2025 was $1,047,482 as compared to $790,621 costs of net revenue in Interim 2024. The increase in costs of net revenue was primarily due to distribution costs and amortization of capitalized production costs associated with the release of My Dead Friend Zoe .

Gross Profit

Accordingly, we had a gross profit of $623,585 in Interim 2025 compared with ($106,506) of gross loss in Interim 2024. As stated above, at this stage in the Company's development we expect our revenue and margins to be volatile as we release new projects and develop new revenue streams.

Operating Expenses

For Interim 2025, operating expenses increased to $1,780,089 from Interim 2024 operating expenses of $1,083,859, a 64% increase. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g., legal, accounting, etc.), travel expenses, general and administrative, and depreciation. The increase in operating expenses was primarily driven by a 186% increase (totaling $620,136) in sales and marketing and a 127% increase (totaling $115,076) in General and administrative expenses. The increase in sales and marketing expenses were primarily driven by advertising costs associated with the Company's fundraising, which was much more active during Interim 2025 than it was in Interim 2024.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the "Investments in productions" included on our balance sheet based on the current market conditions and past performance of each project. In Interim 2025 and 2024 we had $0 and $76,099, respectively, in asset impairments related to changes in expected returns across different projects due to project performance and market conditions.

These capitalized costs represent "bets we still have on the table." It's impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades. In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

Other income (expense) relates to the interest expense and interest income. In Interim 2025, our other expenses increased to ($37,464) from $9,727 in Interim 2024. This increase is primarily due to interest expense related to Fade to Black loans in Interim 2025. We incurred $37,470 in interest expense in Interim 2025 compared to $2,813 in Interim 2024 and $6 in interest income in Interim 2025 compared to $12,540 in interest income in Interim 2024.

As a result of the foregoing factors, as well as other expenses, our net loss for Interim 2025 was $1,193,968 compared to our net loss of $1,180,638 in Interim 2024.

Historical results and cash flows:

2025 will be a record revenue year for Legion M, continuing a multi-year streak of increasing revenue that we believe shows the growing value of the business we're collectively building (and own!) together.

Over the same period, we've kept our "core burn" (i.e. the cost of running the company once you take out fundraising, marketing and COGS for movies) relatively flat. In other words, we've stayed lean.

At this stage in the Company's development, we are focused on growing the size of our community and developing what we believe will become significant long-term competitive advantages. The revenue, margins, and profits of our business are important, but in many cases are not our primary considerations.

We are frequently willing to take on projects or initiatives that sacrifice short-term gains (or have high risk of losses) in pursuit of projects and initiatives we believe could lead to significant long-term value. As a result of this fact, along with the variety of business models we employ and the inherent "lumpiness" of entertainment project revenue, we expect Legion M's revenue, margins, and sources of revenue to be volatile from year to year.

That said, we believe Legion M has entered a new financial era. Now that we're producing movies WE OWN – as opposed investing/partnering in movies owned by others – a single hit movie could fundamentally alter the trajectory of the company.

Hollywood is a "hit-driven business." We believe that if we take enough quality swings at quality pitches, eventually we'll hit one out of the park. At the same time, we're continuing to "level up," by investing in the foundational business models (particularly distribution) we believe will power the company over the long term.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Film Projects

As of June 30, 2025, our consolidated financial statements include the assets, liabilities, and expenses of three feature films for which Legion M is the rightsholder:

William Shatner: You Can Call Me Bill was financed using an agreement that gives investors in the film rights related to the revenue it generates. For more information, please see our Note 4 in the Interim financial statements. The film's assets, liabilities, and expenses are included in Legion M's financial statements.

My Dead Friend Zoe is owned by Legion M via a wholly owned subsidiary, MDFZ, LLC ("MDFZ") For more information, please see Note 5 in the Interim financial statements. The financial statements of Legion M and MDFZ are consolidated.

Fade to Black is owned by Legion M via a wholly owned subsidiary, Fade to Black LLC. For more information, please see Note 6 in the Interim financial statements. The financial statements of Legion M and Fade to Black are consolidated.

We have utilized equity crowdfunding for the financing for each of the films. See Note 4 through Note 6 in the Interim financial statements for further details.

Liquidity and Capital Resources

As of June 30, 2025, Legion M had the following funds on hand: $1,023,354 in funds held by Legion M Entertainment, Inc., $757,152 in funds held by MDFZ, LLC, and $53,872 in funds held by Fade to Black, LLC.

As of June 30, 2025, all of MDFZ's funds were held at the CAMA account.

During the six months ended June 30, 2025, Fade to Black, LLC received $5,000 in short-term bridge loans. The loans are unsecured and due on demand. Further, the Company made repayments totaling $100,030 to other short-term bridge loans related to Fade to Black.

In October 2024, Fade to Black, LLC entered into note purchase agreements with an aggregate principal of $550,000, for which the company received $500,000 in net proceeds. The notes and accrued interest are payable on year after the issuance. As of the issuance date of these financial statements, the notes are outstanding. The company recognized a debt discount in connection with the note of $50,000, of which $42,500 was amortized through June 30, 2025. Interest accrued on these notes during the six months ended June 30, 2025 was $27,500, Unpaid interest as of June 30, 2025 was $36,130.

During 2024, Fade to Black, LLC received $800,000 in short-term bridge loans. The loans are unsecured and due on demand. Of the amounts received, $300,000 of the loans bear interest at 10-11% per annum and the remaining $500,000 bear interest at 12% per annum. $100,030 of the short-term loans were repaid during the six months ended June 30, 2025. Remaining loans were outstanding as of June 30, 2025. Interest accrued on these notes during the six months ended June 30, 2025 was $45,000, Unpaid interest as of June 30, 2025 was $62,162.

In January 2021, the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years. Payments for this loan began August 2022 and is $236 per month. The company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the company received an additional $101,700. The incremental monthly repayment is $516.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from corporate credit cards.

In October 2024, Legion M completed our 9th round of equity crowdfunding, which raised over $6.5 million from more than 21,000 investors. In February of 2025, Legion M opened our 10th round of equity crowdfunding. The Company raised $2.9 million in this offering, resulting in net proceeds received of $2.6 million. Through June 30, 2025, the Company received net cash proceeds of approximately $2.2 million and $0.4 million recorded in subscription receivable, which was collected after June 2025.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations as they are necessary to support ongoing operations and projects.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, we expect 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate forapproximately 3-6months. This is based on a current monthly burn rate of approximately $100,00for expenses related to salaries and "core burn" expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 6-12 months.. This is based on a current monthly burn rate of $100,000 for expenses related to salaries and "core burn" expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Over time, we expect to launch many more additional rounds of equity crowdfunding. Our long-term goal is to have one million shareholders as owners of the company.

In addition, Legion M is investigating additional sources of funding (e.g. venture capital, private equity) that will allow us to scale more rapidly.

Indebtedness

- Creditor: Fade to Black LLC Note Holders
  Amount Owed: $550,000.00
  Interest Rate: 10.0%
  Maturity Date: October 31, 2025
  Notes are secured against Fade to Black LLC (a wholly-owned subsidiary of Legion M). The company recognized a debt discount of $50,000 in connection with the notes. Interest accrued through December 31, 2024 was $8,630 (unpaid). As of December 31, 2024, the notes remain outstanding.

- Creditor: Bridge Loan Lenders to Fade to Black LLC
  Amount Owed: $800,000.00
  Interest Rate: 12.0%
  Interest Rate: 10-11% per annum ($300,000 portion) and 12% per annum ($500,000 portion) Maturity Date: Due on demand (short-term bridge loans) Material Rights: Loans are unsecured. Interest accrued through December 31, 2024

was $17,162 (unpaid).

- Creditor: U.S. Small Business Administration (EIDL Loan)
  Amount Owed: $149,900.00
  Interest Rate: 3.75%
  Maturity Date: January 31, 2051
  Maturity Date: January, 2051 (30-year term from January 2021) Material Rights: Monthly payments of $752 ($236 + $516). Payments began August 2022.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $92,146,754.70

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. In making this calculation, we have assumed: (i) all outstanding options and warrants are exercised. In making this calculation we have not assumed any shares reserved for issuance under a stock plan are issued. The Company has no convertible securities outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $249,998.70 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Legal & Accounting Fees
  4.0%
  Fees for legal and accounting required to launch the offering (estimated to be $20,000).

- Project and Operating Expenses
  88.5%
  Funds used by Legion M for projects, growth, operations, marketing, investor relations, fundraising, and other expenses related to Legion M's business activities.

If we raise the over allotment amount of $999,999.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Legal & Accounting Fees
  1.0%
  Fees for legal and accounting required to launch the offering (estimated to be $20,000).

- Project and Operating Expenses
  76.5%
  Funds used by Legion M for projects, growth, operations, marketing, investor relations, fundraising, and other expenses related to Legion M's business activities.

- Marketing Fund
  15.0%
  Money used for discretionary costs of marketing of Legion M projects and fundraising, including money spent to promote this offering.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.legionm.com (https://legionm.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/legionm

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR LEGION M ENTERTAINMENT, INC.

[See attached]



To the Board of Directors of
Legion M Entertainment, Inc.
Emeryville, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Legion M Entertainment, Inc. (the "Company") which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of operations, consolidated changes in stockholders' equity, and consolidated cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has no profits since inception, incurred negative operating cash flows, and has sustained net losses of $2,813,295 and $2,827,478 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company has an accumulated deficit of $20,057,477. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbb*mckennon*
Newport Beach, California
April 30, 2025

F-3

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
April 29, 2024

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

F-5

Legion M Entertainment, Inc.
Consolidated Balance Sheets
As of December 31, 2024 and 2023

| | December 31, | |
	2024	2023
ASSETS		
Current assets:		
Cash	$ 249,562	$ 839,709
Subscriptions receivable in escrow	16,977	367,610
Accounts receivable	-	101,690
Other receivable	9,713	8,279
Inventory	74,271	127,711
Loan receivable	-	180,000
Prepaid expenses and other current assets	67,054	85,127
Total current assets	417,577	1,710,126
Property and equipment, net	1,655	4,046
Film production and project costs	7,294,553	4,366,271
Total assets	$ 7,713,785	$ 6,080,443
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 248,871	$ 311,231
Deferred revenue	752,339	772,827
Accrued expenses	94,349	63,702
Loan payable, current	1,317,500	-
Total current liabilities	2,413,059	1,147,760
Future production obligations	5,821,166	4,620,029
Loan payable	149,900	149,900
Total liabilities	8,384,125	5,917,689
Stockholders' equity (deficit)		
Class A common stock, $0.0001 par, 170,000,000 authorized, 20,495,908 and 18,597,935 issued and outstanding at December 31, 2024 and 2023, respectively	2,050	1,860
Class B common stock, $0.0001 par, 30,000,000 authorized, 16,492,620 issued and outstanding, 16,465,900 vested at both December 31, 2024 and 2023	1,649	1,649
Additional paid-in capital	22,932,809	20,216,722
Accumulated deficit	(23,606,848)	(20,057,477)
Total stockholders' equity (deficit)	(670,340)	162,754
Total liabilities and stockholders' equity (deficit)	$ 7,713,785	$ 6,080,443

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-6

Legion M Entertainment, Inc.
Consolidated Statements of Operations
For the years ended December 31, 2024 and 2023

	Year Ended December 31,	
	2024	2023
Revenue	$ 1,024,059	$ 816,510
Cost of revenue	1,396,935	622,137
Gross profit (loss)	(372,876)	194,373
Operating expenses:		
Compensation and benefits	1,026,207	1,018,705
Sales and marketing	1,235,885	1,030,739
Independent contractors	-	84,480
Legal and professional	189,755	112,079
Travel expenses	67,179	33,277
General and administrative	375,216	224,792
Depreciation	2,391	3,099
Film production and project impairment	274,315	268,523
Total operating expenses	3,170,948	2,775,694
Loss from operations	(3,543,824)	(2,581,321)
Other income (expense):		
Interest expense	(23,125)	(125,758)
Interest income	27,578	34,331
Financing fees	(10,000)	(140,547)
Total other income (expense), net	(5,547)	(231,974)
Net loss	$ (3,549,371)	$ (2,813,295)
Weighted average number of common shares outstanding - basic and diluted	35,719,374	34,363,540
Net loss per common share - basic and diluted	$ (0.10)	$ (0.08)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-7

Legion M Entertainment, Inc.
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
For the years ended December 31, 2024 and 2023

| | Common Stock | | | | Additional | | Total |
| | Class A | | Class B | | Paid-in | Accumulated | Stockholders' Equity |
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balances at December 31, 2022	17,169,132	1,717	16,492,620	1,649	18,310,145	(17,244,182)	1,069,329
Common stock issuances:							
Class A ($1.65 issue)	1,292,560	129	-	-	2,132,595	-	2,132,724
Bonus Shares	136,243	14	-	-	224,787	-	224,801
Stock based compensation	-	-	-	-	218,722	-	218,722
Offering costs	-	-	-	-	(237,337)	-	(237,337)
Share bonuses	-	-	-	-	(432,190)	-	(432,190)
Net loss	-	-	-	-	-	(2,813,295)	(2,813,295)
Balances at December 31, 2023	18,597,935	1,860	16,492,620	1,649	20,216,722	(20,057,477)	162,754
Common stock issuances:							
Class A ($1.65 issue)	1,696,287	170	-	-	2,798,704	-	2,798,874
Bonus Shares	201,686	20	-	-	332,762	-	332,782
Stock based compensation	-	-	-	-	186,995	-	186,995
Offering costs	-	-	-	-	(261,396)	-	(261,396)
Share bonuses	-	-	-	-	(340,978)	-	(340,978)
Net loss	-	-	-	-	-	(3,549,371)	(3,549,371)
Balances at December 31, 2024	20,495,908	$ 2,050	16,492,620	$ 1,649	$22,932,809	$ (23,606,848)	$ (670,340)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-8

Legion M Entertainment, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2024 and 2023

	Year Ended December 31,	
	2024	2023
Cash flows from operating activities:		
Net loss	$ (3,549,371)	$ (2,813,295)
Adjustments to reconcile net loss to net cash used in operating activities:		
Inventory impairment	119,553	102,446
Impairments of film production and project costs	274,315	268,523
Amortization of film production costs	326,074	94,167
Stock-based compensation	186,995	218,722
Amortization of debt discount	17,500	-
Bad debt expense	98,730	-
Depreciation	2,391	3,099
Changes in operating assets and liabilities:		
Accounts receivable	2,960	(13,777)
Other receivable	(1,434)	5,660
Inventory	(66,113)	(57,262)
Prepaid expenses and other current assets	18,072	(23,060)
Film production and project costs	(3,528,671)	(3,593,268)
Accounts payable	(62,359)	(198,990)
Deferred revenue	(20,488)	148,624
Accrued expenses	30,647	1,667
Net cash used in operating activities	(6,151,199)	(5,856,744)
Cash flows from investing activities:		
Purchase of property and equipment	-	(3,256)
Loan receivable	180,000	(180,000)
Net cash provided by (used in) investing activities	180,000	(183,256)
Cash flows from financing activities:		
Proceeds from future production obligations	1,201,137	4,620,029
Proceeds from loan payable	1,300,000	-
Proceeds from notes payable	-	1,500,000
Repayment of notes payable	-	(1,500,000)
Proceeds from issuance of Class A common stock	3,141,311	2,155,967
Offering costs	(261,396)	(237,337)
Net cash provided by financing activities	5,381,052	6,538,659
Net change in cash	(590,147)	498,659
Cash at beginning of year	839,709	341,050
Cash at end of year	$ 249,562	$ 839,709
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ 120,000
Cash paid for income taxes	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Loan receivable applied to investments in production	$ -	$ 314,053
Gift cards issued in stock offering recorded to deferred revenue	$ 265,020	$ 207,466

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-9

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company" or "Legion M"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, live events, and more.

MDFZ, LLC ("MDFZ") is a limited liability company formed on April 28, 2023 under the laws of California. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled "My Dead Friend Zoe." MDFZ is headquartered in Los Angeles, California and is a wholly owned subsidiary of the parent, Legion M.

Fade to Black LLC (the "Fade to Black") is a limited liability company formed on June 26, 2024 (inception) under the laws of Delaware. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled "FADE TO BLACK." The Company is headquartered in Los Angeles, California and is a wholly owned subsidiary of the parent, Legion M.

The financial statements of Legion M, MDFZ and Fade to Black are consolidated (see Note 3).

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $3,549,371 and $2,813,295 for the years ended December 31, 2024 and 2023, respectively. The Company has accumulated deficit of $23,606,848 as of December 31, 2024. The Company expects near-term revenue from various projects and investment proceeds. However, the Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The Company has successfully raised more than $22,000,000 over ten rounds of funding (including Round 10, which is currently open as of April 2025), with an expectation to continue raising money in the future. No assurance can be given that the Company will be successful in these future fundraising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Principles of Consolidation</u>

The accompanying consolidated financial statements include the accounts of Legion M as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated upon consolidation. The Company's MDFZ and Fade to Black subsidiaries (see Note 5) are included in the consolidated financial statements.

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include useful lives and impairment of film production costs, impairment of inventory, distinguishing liabilities from equity and fair value of stock options and warrants. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents

For the purpose of the consolidated statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2024 and 2023, the cash balance exceeded the FDIC insured limits by $0 and $224,352, respectively.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2024, there is no accounts receivable balance. A full allowance for doubtful accounts of $98,730 was recorded with a corresponding bad debt expense of $98,730. As of December 31, 2023, no allowance for doubtful accounts was deemed necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity on the consolidated balance sheet.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe).

Inventory

Inventories are comprised of merchandise (t-shirts, collectibles, hats, etc.) that are used for marketing and/or for sale in the Legion M store (shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of December 31, 2024 and 2023 were $74,271 and $127,711, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand. As a result of that review, the net realizable value of the inventory has been reduced and $119,553 and $102,446 was recorded as costs of net revenues on the consolidated statement of operations as an asset impairment during the years ended December 31, 2024 and 2023, respectively.

F-11

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Film Production and Project Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), the Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs.

Film production costs are amortized using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator). In this way, in the absence of changes in estimates, film costs are amortized in a manner that yields a constant rate of profit over the ultimate period. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. We regularly review, and revise when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Film production and project costs are stated at the lower of unamortized cost or estimated fair value on a production / project basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

In assessing the potential impairment of these investments, the Company considers the forecasted financial performance of the investee productions and the volatility inherent in the external markets, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Consistent with this guidance, the Company reduced the expectations on certain projects. The fair value of the film production and project costs was reduced and $274,315 and $268,523 was recorded as an impairment loss on the consolidated statements of operations as an asset impairment during the years ended December 31, 2024 and 2023, respectively.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost less accumulated depreciation. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives of 5 years. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2024 and 2023. Property and equipment additions totaled $0 and $3,256 for the years ended December 31, 2024 and 2023, respectively. Depreciation expense totaled $2,391 and $3,099 for the years ended December 31, 2024 and 2023, respectively.

| | December 31, | |
	2024	2023
Original cost	$ 58,769	$ 58,769
Accumulated depreciation	(57,114)	(54,723)
Property and equipment, net	$ 1,655	$ 4,046

F-12

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Loan Receivable

In 2023, the Company loaned $180,000 to a production, which was repaid during the year ended December 31, 2024. As of December 31, 2024, no amount is outstanding.

Future Production Obligations

The Company records future production obligations as liabilities for investments received for specific productions for which the investors do not receive ownership, but are entitled to a proportionate share of the project's future revenues and profits as determined by the respective production waterfalls. The future production obligations are accounted for as long-term liabilities and are carried at the investment amounts. Such amount represents the outstanding obligation from future proceeds on such projects. Additional obligations may come due under those arrangements dependent upon the ultimate results of the underlying projects. See Notes 4 to 6 for additional detail.

All proceeds for investment received are accounted for as financial liabilities under ASC 470 – *Debt*. The future payments to investors represent a contractual obligation that is settled through revenue streams, which is a conditional legal obligation of the Company to transfer assets, i.e. cash. In accordance with ASC 470-10-25-1 and 2, the sale of future revenues constitutes liability treatment, which was determined to be debt. The liability is initially recognized at the fair value of consideration received, which is the cash proceeds from the investments (see Notes 4 to 6) and subsequently reduced as investor repayments per the waterfall are made. The liability will be remeasured at each reporting date. As of December 31, 2024, the fair value of the future production obligations amounted to its carrying value.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

F-13

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate fair value.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Film revenue includes revenue from the production and distribution of films, as well as release partnerships and film related events and sponsorships. Film revenue is recognized at a point in time when the relevant performance obligation (the sale or distribution of the film, film event or sponsorship obligation) has been fulfilled. Prior to the digital release of licensed content, the Company might provide the option to release content as part of a theatrical release. Revenue from these events is recognized at a point in time – when the theatrical showing takes place. The Company will negotiate the terms of the theatrical distribution window (ranging from a few weeks to a few months), profit sharing percentage, and collection terms with the theater owners prior to the release. Theatrical release revenue fluctuates depending on the timing and scale of theatrical showings.

Revenue from consumer products is recognized at a point in time when the merchandise is delivered.

The following is a disaggregation of revenue:

	Year Ended December 31,	
	2024	2023
Film and Film Related Events Revenue	$ 807,633	$ 563,090
Consumer Products	216,426	253,420
Revenues	$ 1,024,059	$ 816,510

F-14

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Deferred Revenue

Deferred revenue is recorded for payments received that have not yet been earned. Deferred revenue was $752,339 and $772,827 as of December 31, 2024 and 2023, respectively. For both years, these balances comprised primarily outstanding gift cards for merchandise sales attributable to investor rewards (see Note 6).

The Company records a provision for gift cards issued pursuant to its crowdfunding offerings. As of December 31, 2024 and 2023, deferred revenue included $570,658 and $573,481 in gift cards outstanding, respectively.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the consolidated balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

F-15

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns through 2023 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction. MDFZ and Fade to Black are a limited liability company and do not incur taxes, instead, passing their taxable income or losses to the Company.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2024 and 2023, the Company had total taxable net operating loss carryforwards of approximately $22,604,652 and $19,366,457 respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% and 7%, respectively, and has used an effective blended rate of 28.0% to derive a net deferred tax assets of approximately $6,965,703 and $5,991,562 as of December 31, 2024 and 2023, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2024 and 2023. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes. As of December 31, 2024 and 2023:

| | Year Ended December 31, | |
	2024	2023
Statutory tax rate:		
U.S.	21.0%	21.0%
State taxes	7.0%	7.0%
Change in valuation allowance	-28%	-28.0%
Effective tax rate	0%	0%

| | December 31, | |
	2024	2023
Deferred tax asset:		
Stock based compensation	$ 640,108	$ 587,780
Net operating loss carryforward	6,325,595	5,387,299
Other	-	16,083
Net deferred tax asset	6,965,703	5,991,162
Less: Valuation allowance	(6,965,703)	(5,991,162)

Net deferred tax asset	$	-	$	-

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2024 and 2023, the Company recognized no interest or penalties.

F-16

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	December 31,	
	2024	**2023**
Warrants	570,000	570,000
Options	4,641,630	4,375,630
Total dilutive securities	5,211,630	4,945,630

As all potentially dilutive securities are anti-dilutive as of December 31, 2024 and 2023, diluted net loss per share is the same as basic net loss per share for each year.

Segment Reporting

The Company operates as a single reportable segment, consistent with the adoption of Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The Chief Operating Decision Makers ("CODMs"), the Chief Executive Officer and President, evaluate the Company's financial performance and allocates resources based on consolidated financial results. The Company does not manage its operations or prepare financial information on a disaggregated basis beyond the consolidated level for internal reporting purposes.

The CODMs review consolidated operating results, primarily focusing on revenue, operating income (loss), and key expense categories to assess performance and make strategic decisions. The single reportable segment derives its revenue as described above, Segment profit or loss is measured consistently with the consolidated operating income (loss) presented in the consolidated statements of operations.

In accordance with ASU 2023-07, the significant expense categories regularly provided to the CODM as part of the consolidated financial review include cost of revenue, selling and marketing and general and administrative expenses. The amounts for these categories are included in the consolidated statements of operations. These expenses represent the primary financial measures used by the CODM to evaluate operational efficiency and resource needs. No other significant expense categories or performance metrics are regularly provided to the CODM on a disaggregated basis.

The Company's accounting policies for segment reporting are consistent with the significant accounting policies described in this note.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this ASU on January 1, 2024.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: WILLIAM SHATNER: YOU CAN CALL ME BILL

The Company conducted a Regulation Crowdfunding offering and a concurrent Regulation D offering (the "Shatner Offering") in the first quarter of 2023 in which it raised approximately $750,000 from the sale of securities called "Shatner Shares". Holders of the Shatner Shares have the right to receive a portion of the Net Picture Revenue (as defined in waterfall below) generated by the documentary film *William Shatner: You Can Call Me Bill* (the "Picture"). The Shatner Offering was conducted through the William Shatner Documentary I (the "SPV"), a series of Wefunder SPV, LLC, a Delaware limited liability company (the "LLC") and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The SPV will use the funds received in this offering to purchase an equivalent amount of Shatner Shares, which it will hold on behalf of the investors in this offering. The SPV has no purpose other than to hold the Shatner Shares issued by the company and pass through the rights related to the Shatner. A portion of the funds raised were used to repay the Company. The remainder of the funds are used to pay any costs incurred for and by the production.

As of December 31, 2024 and 2023, the Company included $750,000 from the sale of Shatner Shares in future production obligations on the consolidated balance sheet.

Operative Waterfall

"Proceeds" is defined as all monies earned by exhibition, distribution and exploitation of the documentary, including ancillary income, merchandising income, and licensing of the same.

"Net Profits" is defined as all revenue received by Legion M Entertainment Inc. from the distribution of the film after standard 3rd party fees. For the purpose of clarity, "Net Profits" do not include "Legion M Retail Sales" or "Legion M Ticket Bundle" as described in the Regulation CF offering's subscription agreement.

"Gross Picture Revenue" does not include revenue not generated directly by the Picture, including:

1) Any revenue generated from music rights to Mr. Shatner's songs used in the film.

2) Any fees charged by Mr. Shatner for autographs, appearances, photos, meet and greets, etc., even when performed at screenings of, or events related to, the Picture.

3) Any revenue earned by Legion M, Mr. Shatner, or Exhibit A from other projects other than the Picture.

Waterfall

1.) First, sales representatives and/or distributor(s) take fees, costs and expenses "off the top" prior to payment of proceeds to Legion M.

2.) Second, payment of any 3rd party expenses will be deducted. This includes sales commissions, distribution and marketing expenses, merchandise and events COGS, legal fees, accounting fees, administrative fees (including anticipated future costs such as taxes and residuals), as well as any other valid 3rd party fees or expenses related to the production, distribution, or exploitation of The Picture.

3.) Third, 100% of revenue (if any) after step (2) will be distributed proportionally to owners of Shatner Shares until those investors have recouped 100% of their initial investment.

4.) Fourth, Net Profits remaining after step (3) will be split as follows:

a. 33% will be distributed to owners of Shatner Shares, pro rata and on a pari passu basis

b. 67% will be distributed to the producers of the film as follows:

   i. Recoupment of deferrals:

      a. 78.57% to Melis Productions Inc. until Mr. Shatner's deferred fee of $550,000 is fully paid; and

      b. 21.43% to Legion M until Legion M's deferred fee of $150,000 is fully paid; then

<center>F-18</center>

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

      ii. After deferrals are fully recouped, Producers split net proceeds as follows:

            a. 33% goes to Exhibit A Pictures

            b. 33% goes to Melis Productions Inc.

            c. 33% goes to Legion M

As of December 31, 2024, the Company had $392,433 in film production costs, net of amounts amortized to cost of revenues, on the consolidated balance sheet.

NOTE 5: MY DEAD FRIEND ZOE

MDFZ, LLC is a special purpose vehicle which was formed to produce the feature film entitled "My Dead Friend Zoe." MDFZ raised $3,870,029 in financing (as described below), comprised of $777,075 from a Regulation D investment on WeFunder, $773,954 in Regulation CF investments on WeFunder and $2,259,000 through Regulation D under private investments. The Company incurred $108,047 in additional fees pertaining to the financings. As of December 31, 2024 and 2023, the Company had $3,870,029 in future production obligations on the consolidated balance sheet pertaining to MDFZ.

WeFunder investments and private investments through Reg D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in the waterfall described below.

Backend Revenue shall derive from investor's equity share of the "Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the waterfall) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement for the picture. If debt lenders require a backend position for a reduction in debt costs, investor agree that such points shall come out of the Investor Backend upon investor's prior, written approval. For the purpose of clarity, if the final investment amount is $500,000, the investor will be entitled to recoup $500,000 + 20% = $600,000 total recoupment +20% of 50% of the backend (which would be the investor's share of Investor Backend on a pro rata, pari passu basis for a $2.5 million budget.

Operative Waterfall

All revenue derived from the exploitation of the "My Dead Friend Zoe", and all ancillary rights thereof, in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be paid to a collection account managed by an approved collection account manager ("CAM") and distributed per a collection account management agreement (the "CAMA") in the following manner and order:

      1. First, to the CAM in payment of the CAM company's remuneration and the actual, verifiable CAM expenses as outlined in a CAM agreement, as applicable; and thereafter

      2. to fund the residuals set-aside; and thereafter

      3. towards the payment of additional union payments, if any; and thereafter

      4. to the sales agent for payment of the sales fee and sales expenses; and thereafter

      5. as a reserve to the production company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance; and thereafter

      6. if applicable, to debt investors in payment of any principle or interest due on any applicable loan against the picture, tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter

7. if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and Producers (as applicable); and thereafter

8. to the equity investors, including investor, on a pro rata, pari passu basis, in payment of the equity investments, including the investment amount, plus premiums thereon; and thereafter

9. on a pro rata and pari passu basis, to the third-party talent deferments approved by Investor, if any; and thereafter

10. to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits; and thereafter

F-19

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

11. the remaining balance shall be considered "Net Profits" and shall be allocated on a pari passu as follows:

> a. 50% shall be deemed Investor's Net Profits and shall be paid to the investors and allocated on a pro rata, pari passu basis on the basis of their investment amount;
>
> and
>
> b. 50% shall be deemed producer's net profits and shall be allocated on a pari passu basis.

In June 2023, MDFZ, LLC secured $1,500,000 in short term debt, which was fully repaid by October 2023. A total of $1,620,000 was repaid, including $120,000 in interest.

As of December 31, 2024 and 2023, MDFZ had $3,263,157 and $3,395,987, respectively, in film production costs on its consolidated balance sheets.

NOTE 6: FADE TO BLACK

Fade to Black LLC is a special purpose vehicle which was formed to produce a feature film currently entitled "FADE TO BLACK". Through December 31, 2024, Fade to Black raised $2,501,137 in financing (as described below), comprised of $800,000 from short-term loans, $500,000 from note purchase agreements and $1,201,137 through Regulation D investments. Fade to Black raised $561,137 in Regulation D investments on WeFunder and the remaining $640,000 in Regulation D issuances through private investments. In January 2025, Fade to Black raised $240,798 in Regulation CF investments from WeFunder. As of December 31, 2024, the Company had $1,201,137 in future production obligations and $1,350,000 in outstanding loans payable on the consolidated balance sheet pertaining to Fade to Black.

The Regulation D and CF investments ("Regulation Investment") shall carry a 20% premium (the "Premium"); both the Regulation Investment and the Premium shall be paid out of the waterfall described below. Backend revenue shall derive from investor's share of the "Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the waterfall)) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement ("CAMA") for "Fade to Back" (defined below). For example and for the purpose of clarity, if investor's investment amount is $10,000 on a budget of $3,000,000, then investor will be entitled to recoup $10,000 + 20% = $12,000 total recoupment + 0.33% of 50% of the backend (which would be the investor's share of investor backend on a pro rata, pari passu basis for a $3,000,000 budget).

Operative Waterfall

All revenue derived from the exploitation of "Fade to Black" (and/or any rights therein and/or elements thereof), and all ancillary rights thereof (including so-called "rights payments" (fixed and contingent) to be negotiated on an arm's length basis for the derivative rights to the "Fade to Black" but, for the avoidance of doubt, excluding any other revenue from the exploitation of any derivative productions), from all sources and in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be disbursed in the following order and priority on a cumulative and continuing basis (to the extent said amounts have not already been paid or repaid from any other source, in which case the relevant party or company shall as soon as reasonably possible notify the collection agent of such occurrence, or, with respect to residuals, such residuals have been paid through some other source as notified to the collection agent in writing by the guilds):

First, to the collection agent in payment of its remuneration and expenses as outlined in the CAMA; and thereafter to fund a customary "residuals set-aside" (as such term is customarily defined in customary collection account management agreements); and thereafter towards the payment of any customary "additional union payments" (as such term is customarily defined in customary collection account management agreements), if any; and thereafter to the sales agent(s) for payment of their respective sales fees, and any actual, verifiable, reasonable, customary, third party, out-of-pocket sales expenses, delivery expenses, marketing expenses, and if applicable, a market overhead charge, and thereafter as a reserve to Company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance, provided such reserve shall be liquidated annually; and thereafter if applicable, to debt lenders in payment of any principle or interest due on any applicable loan against "Fade to Black" tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and producers (as applicable); and thereafter to the equity financiers on a pro rata, pari passu basis, in payment of the equity investments, plus contractual returns thereon; and thereafter on a pro rata and pari passu basis, to the third-party talent deferments, if any; and thereafter to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits (as defined below); and thereafter the remaining balance shall be considered "Net Profits" and shall be allocated as follows:

a. 50% shall be deemed the "financier pool" and shall be paid to equity financiers and allocated on a pro rata, pari passu basis on the basis of their respective investment amounts; and

b. 50% shall be deemed the "producer pool" and shall be allocated on a pro rata, pari passu basis to the parties entitled thereto.

F-20

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

The feature film currently titled "FADE TO BLACK" was produced in the fourth quarter of 2024. As of the issuance date of these financial statements, the film is in post-production.

As of December 31, 2024 and $0, Fade to Black has $3,362,480 and $0, respectively, in film production costs per the consolidated balance sheets.

Financings

In October 2024, Fade to Black issued note purchase agreements for an aggregate principal of $550,000, for which the Company received $500,000 in net proceeds. The notes and accrued interest are payable on year after the issuance. The notes bear interest at 10% per annum. As of the issuance date of these financial statements, the notes are outstanding. The Company recognized a debt discount in connection with the note of $50,000, of which $17,500 was amortized through December 31, 2024. Interest accrued on these notes during the year ended December 31, 2024 was $8,630, which was unpaid as of December 31, 2024.

During 2024, Fade to Black received $800,000 in short-term bridge loans. The loans are unsecured and demand. Of the amounts received, $300,000 of the loans bear interest at 10-11% per annum and the remaining $500,000 bear interest at 12% per annum. All loans were outstanding as of December 31, 2024. Interest accrued on these loans during the year ended December 31, 2024 was $17,162, which was unpaid as of December 31, 2024.

NOTE 7: LOAN PAYABLE

As of December 31, 2024, Fade to Black had $1,350,000 in outstanding loans. See Note 6 for further detail.

SBA Loan

The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program ("PPP"), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration ("SBA"), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in July 2022 for 30 years. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516. During the years ended December 31, 2024 and 2023 the Company recognized $5,625 and $1,246 of interest expense related to this loan, respectively. The outstanding principal balance of the EIDL Loan was $149,900 as of both December 31, 2024 and 2023.

NOTE 8: STOCKHOLDERS' EQUITY (DEFICIT)

The Company's articles of incorporation, as amended and restated, authorize 200,000,000 shares common stock (post stock split) with a par value of $0.0001, and authorize the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2024 and 2023, 16,465,900 and 16,465,900 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2024 and December 31, 2023 the 26,720 unvested shares will either vest or expire by April 2026.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the years ended December 31, 2024 and 2023.

For the rounds that were active as of December 31, 2024 and 2023, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest. One of those rewards are bonus shares, which was granted to investors for free once their investment closes.

For the round that was active as of December 31, 2023, with a per share price of $1.65 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The Company issued 136,243 bonus shares related to this round during the year ended December 31, 2023. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.49.

For the round that was active as of December 31, 2024, with a per share price of $1.65 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The Company issued 201,686 bonus shares related to this round during the year ended December 31, 2024. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.49.

During the years ended December 31, 2024 and 2023, the Company issued 1,696,287 and 1,292,560 shares of Class A Common Stock pursuant to its crowdfunding offerings. The Company received net proceeds from these equity offerings during the years ended December 31, 2024 and 2023 of $2,870,260 and $1,948,501, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by StartEngine, the Company's funding portal. At the end of each month, there is a balance of funds held by Start Engine for future distribution to the Company. The escrow balance as of December 31, 2024 and 2023 was $16,977 and $367,610, respectively.

As of December 31, 2024 and 2023, the Company had 20,495,908 and 18,597,935 shares of Class A Common Stock and 16,492,620 and 16,492,620 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 9: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 2,539,600 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 5,000,000 options to purchase Class B Common Stock. As of December 31, 2024 and 2023, there were 2,897,970 and 3,208,970 options available for issuance, respectively.

The following is a summary of option activity for the years ended December 31, 2024 and 2023:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2022	4,411,880	$ 0.72	$ 3,450,900
Granted	94,000	1.32	
Exercised	-	-	
Forfeited	(130,250)	1.08	
Outstanding as of December 31, 2023	4,375,630	$ 0.72	$ 4,069,742
Granted	270,000	1.32	
Exercised	-	-	
Forfeited	(4,000)	-	
Outstanding as of December 31, 2024	4,641,630	$ 0.75	$ 4,157,522

Exercisable as of December 31, 2024   4,368,520 $ 0.77 $ 3,851,385

| | December 31, | |
	2024	2023
Weighted average grant-date fair value of options granted during year	$ 1.05	$ 1.04
Weighted average duration (years) to expiration of outstanding options at year-end	3.41	4.12

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant.

F-22

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2024 and 2023 are as follows:

	December 31,	
	2024	**2023**
Risk-free interest rate	4.46%	3.44 - 3.53%
Expected term (in years)	5.0 to 6.02	6.0
Expected volatility	60.00%	60.00%
Expected dividend yield	0%	0%

The Company recognizes stock-based compensation on a straight-line basis over the options' vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $186,995 and $146,742 for the years ended December 31, 2024 and 2023, respectively.

Unrecognized share-based compensation expense was $328,031 and $232,667 as of December 31, 2024 and 2023, respectively. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 20 months as of December 31, 2024.

Warrants

In April 2016, the Company issued 270,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.001 per share. As of December 31, 2024 and 2023, the warrants were fully vested.

In June 2017, the Company issued 50,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.75 per share. As of December 31, 2024 and 2023, the warrants were fully vested.

In October 2021, the Company issued 250,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of; ten years after their date of issuance (2031), any change in control, or an initial public offering. The exercise price for the common stock warrants is $1.25 per share. As of December 31, 2024 and 2023, the warrants were fully vested. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $172,750, and recognized $0 and $71,979 of such to additional paid-in capital and as stock-based compensation during the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, there was $0 of unrecognized share-based compensation expense. The remaining outstanding warrants have a weighted average duration to expiration of 45 and 57 months as of December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, there were 570,000 and 570,000 warrants outstanding with weighted average exercise price per share of $0.61 and $0.61, and 570,000 and 570,000 warrants vested with weighted average exercise price per share of $0.61 and $0.61, all respectively.

NOTE 10: COMMITMENTS AND CONTIGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 11: SUBSEQUENT EVENTS

In January 2025, Fade to Black raised $240,798 in Regulation CF investments from WeFunder. Through the issuance date of these consolidated financial statements, Fade to Black has repaid $200,000 in loans.

In January 2025 Legion M announced the sale of domestic and international distribution rights to an unnamed (at the time) studio in a "seven-figure" deal. Due to confidentially requirements, additional terms of the deal were not disclosed. Subsequent to that date, it was announced that Universal Pictures was the studio buying the rights.

In February 2025, Legion M opened its 10th round of fundraising. As of April 30, 2025 over $1,000,000 has been raised in this round.

In 2025, the Company granted 125,000 options to purchase common stock with an exercise price of $1.32 per share.

<u>Management's Evaluation</u>

Management has evaluated subsequent events through April 30, 2025, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

F-23

Revenue

At this stage in the Company's development, we are focused on growing the size of our community and developing what we believe could become a significant long-term competitive advantage for the Company. In addition, much of our revenue is project-based, which can be very "lumpy," with big chunks that come in all at once combined with smaller streams that can steadily accumulate over time. As a result of these factors, we expect that our near-term revenue will continue to be volatile as we develop and grow our community and our business.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company," we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies."

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies," and our shareholders could receive less information than they might expect to receive from more mature public companies.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders' equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company's Annual Report on Form 1-K for the year ended December 31, 2024. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2025, are not necessarily indicative of the results that can be expected for the year ending December 31, 2025.

Legion M Entertainment, Inc.

A Delaware Corporation

Consolidated Financial Statements

Unaudited

June 30, 2025 and December 31, 2024

Legion M Entertainment, Inc.

TABLE OF CONTENTS

F-1

Legion M Entertainment, Inc.
Unaudited Balance Sheets
As of June 30, 2025 and December 31, 2024

		June 30, 2025		December 31, 2024
ASSETS				
Current assets:				
Cash	$	1,834,377	$	249,562
Subscriptions receivable in escrow		16,977		16,977
Other receivable		10,232		9,713
Inventory		102,088		74,271
Prepaid expenses and other current assets		72,529		67,054
Total current assets		2,036,203		417,577
Property and equipment, net		816		1,655
Investments in productions, net		6,643,680		7,294,553
Total assets	$	8,680,699	$	7,713,785
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	101,983	$	248,871
Deferred revenue		907,569		752,339
Accrued expenses		152,458		94,349
Loan payable, current		1,247,470		1,317,500
Total current liabilities		2,409,480		2,413,059
Future production obligations		5,668,907		5,821,166
Loan payable		150,000		149,900
Total liabilities		8,228,387		8,384,125
Stockholders' equity (deficit)				
Class A common stock, $0.0001 par, 170,000,000 authorized, 21,864,459 and 20,495,908 issued and outstanding at June 30, 2025 and December 31, 2024, respectively		2,187		2,050
Class B common stock, $0.0001 par, 30,000,000 authorized, 16,492,620 issued and outstanding, 16,465,900 vested at both June 30, 2025 and December 31, 2024		1,649		1,649
Additional paid-in capital		25,686,738		22,932,809
Subscription receivable		(437,446)		-
Accumulated deficit		(24,800,816)		(23,606,848)
Total stockholders' equity (deficit)		452,312		(670,340)
Total liabilities and stockholders' equity (deficit)	$	8,680,699	$	7,713,785

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Operations
For the six months ended June 30, 2025 and 2024

	Six Months Ended June 30,	
	2025	**2024**
Revenue	$ 1,671,067	$ 684,115
Cost of revenue	1,047,482	790,621
Gross profit (loss)	623,585	(106,506)
Operating expenses:		
Compensation and benefits	466,015	428,722
Sales and marketing	952,816	332,680
Legal and professional	140,659	115,254
Travel expenses	13,873	38,910
General and administrative	205,887	90,811
Depreciation	839	1,383
Investments in productions impairment	-	76,099
Total operating expenses	1,780,089	1,083,859
Loss from operations	(1,156,504)	(1,190,365)
Other income (expense):		
Interest expense	(37,470)	(2,813)
Interest income	6	12,540
Total other income (expense), net	(37,464)	9,727
Net loss	$ (1,193,968)	$ (1,180,638)
Weighted average number of common shares outstanding - basic and diluted	37,680,407	35,191,293
Net loss per common share - basic and diluted	$ (0.03)	$ (0.03)

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Changes in Stockholders' Equity
For the six months ended June 30, 2025 and 2024

| | Common Stock | | | | Additional | | | Total |
| | Class A | | Class B | | Paid-in | Subscription | Accumulated | Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity (Deficit)
Balances at December 31, 2023	18,597,935 $	1,860	16,492,620 $	1,649	$20,216,722 $	-	$ (20,057,477) $	162,754
Common stock issuances:								
Class A ($1.65 issue)	352,562	35	-	-	581,692	-	-	581,727
Bonus Shares	42,069	4	-	-	69,410	-	-	69,414
Stock based compensation	-	-	-	-	46,774	-	-	46,774
Offering costs	-	-	-	-	(56,612)	-	-	(56,612)
Share bonuses	-	-	-	-	(123,399)	-	-	(123,399)
Net loss	-	-	-	-	-	-	(1,180,638)	(1,180,638)
Balances at June 30, 2024	18,992,566 $	1,899	16,492,620 $	1,649	$20,734,587 $	-	$ (21,238,115) $	(499,980)
Balances at December 31, 2024	20,495,908	2,050	16,492,620	1,649	22,932,809	-	(23,606,848)	(670,340)
Common stock issuances:								
Class A ($1.65 issue)	1,368,551	137	-	-	2,666,127	(437,446)	-	2,228,818
Bonus Shares	-	-	-	-	-	-	-	-
Stock based compensation	-	-	-	-	87,802	-	-	87,802
Net loss	-	-	-	-	-	-	(1,193,968)	(1,193,968)
Balances at June 30, 2025	21,864,459 $	2,187	16,492,620 $	1,649	$25,686,738 $	(437,446)	$ (24,800,816) $	452,312

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Cash Flows
For the six months ended June 30, 2025 and 2024

	Six Months Ended June 30,	
	2025	2024
Cash flows from operating activities:		
Net loss	(1,193,968)	(1,180,638)
Adjustments to reconcile net loss to net cash used in operating activities:		
Investments in productions impairment	-	76,099
Amortization of film production costs	940,697	91,496
Stock-based compensation	87,802	46,774
Amortization of debt discount	25,000	-
Depreciation	839	1,383
Changes in operating assets and liabilities:		
Accounts receivable	-	(69,878)
Other receivable	(519)	(753)
Inventory	(27,817)	(32,497)
Prepaid expenses and other current assets	(5,475)	(8,592)
Investments in productions	(289,824)	(250,622)
Accounts payable	(146,888)	(210,188)
Deferred revenue	155,230	23,579
Accrued expenses	58,109	(2,821)
Net cash used in operating activities	(396,814)	(1,516,658)
Cash flows from investing activities:		
Loan receivable	-	180,000
Net cash provided by (used in) investing activities	-	180,000
Cash flows from financing activities:		
Proceeds from future production obligations	653,280	-
Repayment of future production obligations	(805,539)	-
Proceeds from loan payable	5,000	-
Repayment of loan payable	(99,930)	-
Proceeds from issuance of Class A common stock	2,228,818	865,881
Offering costs	-	(56,612)
Net cash provided by financing activities	1,981,629	809,269
Net change in cash	1,584,815	(527,390)
Cash at beginning of period	249,562	839,709
Cash at end of period	1,834,377	312,319
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 12,470	$ -
Cash paid for income taxes	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Subscription receivable	$ 437,446	$ -
Gift cards issued in stock offering recorded to deferred revenue	$ -	$ 54,135

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2025 and 2024

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company" or "Legion M"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, live events, and more.

MDFZ, LLC ("MDFZ") is a limited liability company formed on April 28, 2023 under the laws of California. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled "My Dead Friend Zoe." MDFZ is headquartered in Los Angeles, California and is a wholly owned subsidiary of the parent, Legion M.

Fade to Black LLC is a limited liability company formed on June 26, 2024 (inception) under the laws of Delaware. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled "FADE TO BLACK." The Company is headquartered in Los Angeles, California and is a wholly owned subsidiary of the parent, Legion M.

The financial statements of Legion M, MDFZ and Fade to Black are consolidated (see Note 3).

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,193,968 and $1,180,638 for the six months ended June 30, 2025 and 2024, respectively. The Company has accumulated deficit of $24,800,816 as of June 30, 2025. The Company expects near-term revenue from various projects and investment proceeds. However, the Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The Company has successfully raised more than $24,000,000 over ten rounds of funding (including Round 10, which is currently open as of September 2025), with an expectation to continue raising money in the future. No assurance can be given that the Company will be successful in these future fundraising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Legion M as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated upon consolidation. The Company's MDFZ and Fade to Black subsidiaries (see Notes 5 and 6) are included in the consolidated financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the SEC. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company's audited financial statements and the notes thereto for the year ended December 31, 2024.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include useful lives and impairment of film production costs, impairment of inventory, distinguishing liabilities from equity and fair value of stock options and warrants. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents

For the purpose of the consolidated statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of June 30, 2025 and December 31, 2024, the cash balance exceeded the FDIC insured limits by $1,584,378 and $0, respectively.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of June 30, 2025, there is no accounts receivable balance. A full allowance for doubtful accounts of $98,730 was recorded with a corresponding bad debt expense of $98,730 during the year ended December 31, 2024.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity on the consolidated balance sheet. As of June 30, 2025 and December 31, 2024, subscription receivable was $437,446 and $0, respectively, presented as a contra account to stockholder's equity, which pertains to the Company's Round 10 equity offering.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe).

Inventory

Inventories are comprised of merchandise (t-shirts, collectibles, hats, etc.) that are used for marketing and/or for sale in the Legion M store (shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of June 30, 2025 and December 31, 2024 were $102,088 and $74,271, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand. As a result of that review, the fair value of the inventory was not adjusted during the periods ended June 30, 2025 and 2024.

Film Production and Project Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), the Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs.

Film production costs are amortized using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator). In this way, in the absence of changes in estimates, film costs are amortized in a manner that yields a constant rate of profit over the ultimate period. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. We regularly review, and revise when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Film production and project costs are stated at the lower of unamortized cost or estimated fair value on a production / project basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

In assessing the potential impairment of these investments, the Company considers the forecasted financial performance of the investee productions and the volatility inherent in the external markets, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Consistent with this guidance, the Company reduced the expectations on certain projects. The fair value of the film production and project costs was reduced and $0 and $76,099 was recorded as an impairment loss on the consolidated statements of operations as an asset impairment during the six months ended June 30, 2025 and 2024, respectively.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost less accumulated depreciation. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of June 30, 2025 and December 31, 2024. Property and equipment additions totaled $0 and $0 during the period ended June 30, 2025 and 2024, respectively. Depreciation expense totaled $839 and $1,383 for the periods ended June 30, 2025 and 2024, respectively.

	June 30, 2025		December 31, 2024
Original Cost	$ 58,769	$	58,769
Accumulated Depreciation	(57,953)		(57,115)
Book Value	$ 816	$	1,655

Future Production Obligations

The Company records future production obligations as liabilities for investments received for specific productions for which the investors do not receive ownership, but are entitled to a proportionate share of the project's future revenues and profits as determined by the respective production waterfalls. The future production obligations are accounted for as long-term liabilities and are carried at the investment amounts. Such amount represents the outstanding obligation from future proceeds on such projects. Additional obligations may come due under those arrangements dependent upon the ultimate results of the underlying projects. See Notes 4 to 6 for additional detail.

All proceeds for investment received are accounted for as financial liabilities under ASC 470 – *Debt*. The future payments to investors represent a contractual obligation that is settled through revenue streams, which is a conditional legal obligation of the Company to transfer assets, i.e. cash. In accordance with ASC 470-10-25-1 and 2, the sale of future revenues constitutes liability treatment, which was determined to be debt. The liability is initially recognized at the fair value of consideration received, which is the cash proceeds from the investments (see Notes 4 to 6) and subsequently reduced as investor repayments per the waterfall are made. The liability will be remeasured at each reporting date. As of June 30, 2025, the fair value of the future production obligations amounted to its carrying value.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate fair value.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Film revenue includes revenue from the production and distribution of films, as well as release partnerships and film related events and sponsorships. Film revenue is recognized at a point in time when the relevant performance obligation (the sale or distribution of the film, film event or sponsorship obligation) has been fulfilled. Prior to the digital release of licensed content, the Company might provide the option to release content as part of a theatrical release. Revenue from these events is recognized at a point in time – when the theatrical showing takes place. The Company will negotiate the terms of the theatrical distribution window (ranging from a few weeks to a few months), profit sharing percentage, and collection terms with the theater owners prior to the release. Theatrical release revenue fluctuates depending on the timing and scale of theatrical showings.

Revenue from consumer products is recognized at a point in time when the merchandise is delivered.

The following is a disaggregation of revenue:

| | Six Months Ended June 30, | |
	2025	2024
Film and Film Related Events Revenue	$ 1,610,441	$ 590,926
Consumer Products	60,626	93,189
Revenues	$ 1,671,067	$ 684,115

Deferred Revenue

Deferred revenue is recorded for payments received that have not yet been earned. The Company may have deferred revenue related to Consumer Products and Media, Release Partnerships and Events. Deferred revenue was $907,569 and $752,339 as of June 30, 2025 and December 31, 2024, respectively. For both periods, these balances comprised primarily outstanding gift cards for Merchandise Sales attributable to investor rewards (see Note 7).

The Company records a provision for gift cards issued pursuant to its crowdfunding offerings. As of June 30, 2025 and December 31, 2024, deferred revenue included $681,783 and $570,658 in gift cards outstanding, respectively.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the consolidated balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	June 30, 2025	December 31, 2024
Warrants	570,000	570,000
Options	4,746,630	4,641,630
Total dilutive securities	5,316,630	5,211,630

As all potentially dilutive securities are anti-dilutive during the periods ended June 30, 2025 and 2024, diluted net loss per share is the same as basic net loss per share for each period.

Segment Reporting

The Company operates as a single reportable segment, consistent with the adoption of Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The Chief Operating Decision Makers ("CODMs"), the Chief Executive Officer and President, evaluate the Company's financial performance and allocates resources based on consolidated financial results. The Company does not manage its operations or prepare financial information on a disaggregated basis beyond the consolidated level for internal reporting purposes.

The CODMs review consolidated operating results, primarily focusing on revenue, operating income (loss), and key expense categories to assess performance and make strategic decisions. The single reportable segment derives its revenue as described above, Segment profit or loss is measured consistently with the consolidated operating income (loss) presented in the consolidated statements of operations.

In accordance with ASU 2023-07, the significant expense categories regularly provided to the CODM as part of the consolidated financial review include cost of revenue, selling and marketing and general and administrative expenses. The amounts for these categories are included in the consolidated statements of operations. These expenses represent the primary financial measures used by the CODM to evaluate operational efficiency and resource needs. No other significant expense categories or performance metrics are regularly provided to the CODM on a disaggregated basis.

The Company's accounting policies for segment reporting are consistent with the significant accounting policies described in this note.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this ASU on January 1, 2024.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: WILLIAM SHATNER: YOU CAN CALL ME BILL

The Company conducted a Regulation Crowdfunding offering and a concurrent Regulation D offering (the "Shatner Offering") in the first quarter of 2023 in which it raised approximately $750,000 from the sale of securities called "Shatner Shares". Holders of the Shatner Shares have the right to receive a portion of the Net Picture Revenue (as defined in waterfall below) generated by the documentary film *William Shatner: You Can Call Me Bill* (the "Picture"). The Shatner Offering was conducted through the William Shatner Documentary I (the "SPV"), a series of Wefunder SPV, LLC, a Delaware limited liability company (the "LLC") and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The SPV will use the funds received in this offering to purchase an equivalent amount of Shatner Shares, which it will hold on behalf of the investors in this offering. The SPV has no purpose other than to hold the Shatner Shares issued by the company and pass through the rights related to the Shatner. A portion of the funds raised were used to repay the Company. The remainder of the funds are used to pay any costs incurred for and by the production.

As of June 30, 2025 and December 31, 2024, the Company included $614,642 and $750,000, respectively from the sale of Shatner Shares in future production obligations on the consolidated balance sheet.

<u>Operative Waterfall</u>

"Proceeds" is defined as all monies earned by exhibition, distribution and exploitation of the documentary, including ancillary income, merchandising income, and licensing of the same.

"Net Profits" is defined as all revenue received by Legion M Entertainment Inc. from the distribution of the film after standard 3rd party fees. For the purpose of clarity, "Net Profits" do not include "Legion M Retail Sales" or "Legion M Ticket Bundle" as described in the Regulation CF offering's subscription agreement.

"Gross Picture Revenue" does not include revenue not generated directly by the Picture, including:

> 1) Any revenue generated from music rights to Mr. Shatner's songs used in the film.

> 2) Any fees charged by Mr. Shatner for autographs, appearances, photos, meet and greets, etc., even when performed at screenings of, or events related to, the Picture.

> 3) Any revenue earned by Legion M, Mr. Shatner, or Exhibit A from other projects other than the Picture.

Waterfall

> 1.) First, sales representatives and/or distributor(s) take fees, costs and expenses "off the top" prior to payment of proceeds to Legion M.

> 2.) Second, payment of any 3rd party expenses will be deducted. This includes sales commissions, distribution and marketing expenses, merchandise and events COGS, legal fees, accounting fees, administrative fees (including anticipated future costs such as taxes and residuals), as well as any other valid 3rd party fees or expenses related to the production, distribution, or exploitation of The Picture.

> 3.) Third, 100% of revenue (if any) after step (2) will be distributed proportionally to owners of Shatner Shares until those investors have recouped 100% of their initial investment.

> 4.) Fourth, Net Profits remaining after step (3) will be split as follows:

> a. 33% will be distributed to owners of Shatner Shares, pro rata and on a pari passu basis

> b. 67% will be distributed to the producers of the film as follows:

>> i. Recoupment of deferrals:

>>> a. 78.57% to Melis Productions Inc. until Mr. Shatner's deferred fee of $550,000 is fully paid; and

>>> b. 21.43% to Legion M until Legion M's deferred fee of $150,000 is fully paid; then

>> ii. After deferrals are fully recouped, Producers split net proceeds as follows:

>>> a. 33% goes to Exhibit A Pictures

>>> b. 33% goes to Melis Productions Inc.

>>> c. 33% goes to Legion M

As of June 30, 2025, the Company had $280,922 in film production costs, net of amounts amortized to cost of revenues, on the consolidated balance sheet.

NOTE 5: MY DEAD FRIEND ZOE

MDFZ, LLC is a special purpose vehicle which was formed to produce the feature film entitled "My Dead Friend Zoe." MDFZ raised $3,960,029 in financing through June 30, 2025 (as described below), comprised of $777,075 from a Regulation D investment on WeFunder, $773,954 in Regulation CF investments on WeFunder and $2,259,000 through Regulation D under private investments. An additional financing of $90,000 received in 2025. The Company incurred $108,047 in additional fees pertaining to the financings. As of June 30, 2025 and December 31, 2024, the Company had $3,289,848 and $3,870,029 in future production obligations on the consolidated balance sheet pertaining to MDFZ.

WeFunder investments and private investments through Reg D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in the waterfall described below.

Backend Revenue shall derive from investor's equity share of the "Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the waterfall) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement for the picture. If debt lenders require a backend position for a reduction in debt costs, investor agree that such points shall come out of the Investor Backend upon investor's prior, written approval. For the purpose of clarity, if the final investment amount is $500,000, the investor will be entitled to recoup $500,000 + 20% = $600,000 total recoupment +20% of 50% of the backend (which would be the investor's share of Investor Backend on a pro rata, pari passu basis for a $2.5 million budget.

Operative Waterfall

All revenue derived from the exploitation of the "My Dead Friend Zoe", and all ancillary rights thereof, in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be paid to a collection account managed by an approved collection account manager ("CAM") and distributed per a collection account management agreement (the "CAMA") in the following manner and order:

1. First, to the CAM in payment of the CAM company's remuneration and the actual, verifiable CAM expenses as outlined in a CAM agreement, as applicable; and thereafter

2. to fund the residuals set-aside; and thereafter

3. towards the payment of additional union payments, if any; and thereafter

4. to the sales agent for payment of the sales fee and sales expenses; and thereafter

5. as a reserve to the production company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance; and thereafter

6. if applicable, to debt investors in payment of any principle or interest due on any applicable loan against the picture, tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter

7. if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and Producers (as applicable); and thereafter

8. to the equity investors, including investor, on a pro rata, pari passu basis, in payment of the equity investments, including the investment amount, plus premiums thereon; and thereafter

9. on a pro rata and pari passu basis, to the third-party talent deferments approved by Investor, if any; and thereafter

10. to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits; and thereafter

11. the remaining balance shall be considered "Net Profits" and shall be allocated on a pari passu as follows:

    a. 50% shall be deemed Investor's Net Profits and shall be paid to the investors and allocated on a pro rata, pari passu basis on the basis of their investment amount;

    and

    b. 50% shall be deemed producer's net profits and shall be allocated on a pari passu basis.

In June 2023, MDFZ, LLC secured $1,500,000 in short term debt, which was fully repaid by October 2023. A total of $1,620,000 was repaid, including $120,000 in interest.

As of June 30, 2025 and December 31, 2024, MDFZ had $2,551,581 and $3,263,157, respectively, in film production costs on its consolidated balance sheets. These amounts are net of amounts amortized to cost of revenues

NOTE 6: FADE TO BLACK

Through June 30, 2025, Fade to Black raised $3,069,417 in financing (as described above), comprised of $805,000 from short-term loans, $500,000 from note purchase agreements and $1,201,137 through Regulation D investments. Fade to Black raised $561,137 in Regulation D investments on WeFunder and the remaining $640,000 in Regulation D issuances through private investments. In January 2025, Fade to Black raised $563,280 in Regulation CF investments from WeFunder. As of June 30, 2025, the Company had $1,764,417 in future production obligations and $1,254,970 in outstanding loans payable on the consolidated balance sheet pertaining to Fade to Black

The Regulation D and CF investments ("Regulation Investment") shall carry a 20% premium (the "Premium"); both the Regulation Investment and the Premium shall be paid out of the waterfall described below. Backend revenue shall derive from investor's share of the "Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the waterfall)) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement ("CAMA") for "Fade to Back" (defined below). For example and for the purpose of clarity, if investor's investment amount is $10,000 on a budget of $3,000,000, then investor will be entitled to recoup $10,000 + 20% = $12,000 total recoupment + 0.33% of 50% of the backend (which would be the investor's share of investor backend on a pro rata, pari passu basis for a $3,000,000 budget).

Operative Waterfall

All revenue derived from the exploitation of "Fade to Black" (and/or any rights therein and/or elements thereof), and all ancillary rights thereof (including so-called "rights payments" (fixed and contingent) to be negotiated on an arm's length basis for the derivative rights to the "Fade to Black" but, for the avoidance of doubt, excluding any other revenue from the exploitation of any derivative productions), from all sources and in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be disbursed in the following order and priority on a cumulative and continuing basis (to the extent said amounts have not already been paid or repaid from any other source, in which case the relevant party or company shall as soon as reasonably possible notify the collection agent of such occurrence, or, with respect to residuals, such residuals have been paid through some other source as notified to the collection agent in writing by the guilds):

First, to the collection agent in payment of its remuneration and expenses as outlined in the CAMA; and thereafter to fund a customary "residuals set-aside" (as such term is customarily defined in customary collection account management agreements); and thereafter towards the payment of any customary "additional union payments" (as such term is customarily defined in customary collection account management agreements), if any; and thereafter to the sales agent(s) for payment of their respective sales fees, and any actual, verifiable, reasonable, customary, third party, out-of-pocket sales expenses, delivery expenses, marketing expenses, and if applicable, a market overhead charge, and thereafter as a reserve to Company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance, provided such reserve shall be liquidated annually; and thereafter if applicable, to debt lenders in payment of any principle or interest due on any applicable loan against "Fade to Black" tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and producers (as applicable); and thereafter to the equity financiers on a pro rata, pari passu basis, in payment of the equity investments, plus contractual returns thereon; and thereafter on a pro rata and pari passu basis, to the third-party talent deferments, if any; and thereafter to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits (as defined below); and thereafter the remaining balance shall be considered "Net Profits" and shall be allocated as follows:

   a. 50% shall be deemed the "financier pool" and shall be paid to equity financiers and allocated on a pro rata, pari passu basis on the basis of their respective investment amounts; and

   b. 50% shall be deemed the "producer pool" and shall be allocated on a pro rata, pari passu basis to the parties entitled thereto.

The feature film currently titled "FADE TO BLACK" was produced in the fourth quarter of 2024. As of the issuance date of these financial statements, the film is in post-production.

As of June 30, 2025 and December 31, 2024 Fade to Black, LLC has $3,444,437 and $3,362,480, respectively, in film production costs per the consolidated balance sheets.

<u>Financings</u>

In October 2024, Fade to Black issued note purchase agreements for an aggregate principal of $550,000, for which the Company received $500,000 in net proceeds. The notes and accrued interest are payable on year after the issuance. The notes bear interest at 10% per annum. As of the issuance date of these financial statements, the notes are outstanding. The Company recognized a debt discount in connection with the note of $50,000, of which $42,500 was amortized through June 30, 2025. Interest accrued on these notes during the six months ended June 30, 2025 was $27,500. Unpaid interest as of June 30, 2025 was $36,130.

During 2024, Fade to Black received $800,000 in short-term bridge loans. And additional $5,000 in 2025. The loans are unsecured and due on demand. Of the amounts received, $300,000 of the loans bear interest at 10-11% per annum and the remaining $500,000 bear interest at 12% per annum. During the six months ended June 30, 2025, Fade to Black made repayments in total $100,030 of short-term bridge loans. Remaining loans were outstanding as of June 30, 2025. Interest accrued on these loans during the six months ended June 30, 2025 was $45,000, Unpaid interest as of June 30, 2025 was $62,162.

NOTE 7: LOAN PAYABLE

As of June 30, 2025 and December 31, 2024, Fade to Black had $1,254,970 and $1,350,000, respectively, in outstanding loans. See Note 6 for further detail.

<u>SBA Loan</u>

The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program ("PPP"), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration ("SBA"), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in July 2022 for 30 years. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516. During the six months ended June 30, 2025, the Company recognized $2,808 of interest expense related to this loan. The outstanding principal balance of the EIDL Loan was $149,900 as of both June 30, 2025 and December 31, 2024.

NOTE 8: STOCKHOLDERS' EQUITY

The Company's articles of incorporation, as amended and restated, authorize 200,000,000 shares common stock (post stock split) with a par value of $0.0001, and authorize the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of June 30, 2025 and December 31, 2024, 16,465,900 and 16,465,900 of these outstanding Class B Common Stock have vested, respectively. As of June 30, 2025 and December 31, 2024 the 26,720 unvested shares will either vest or expire by April 2026.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the six months ended June 30, 2025 and the years ended December 31, 2024 and 2023.

For the rounds that were active as of December 31, 2024 and 2023, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest. One of those rewards are bonus shares, which was granted to investors for free once their investment closes.

For the round that was active as of December 31, 2024, with a per share price of $1.65 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The Company issued 201,686 bonus shares related to this round during the year ended December 31, 2024. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.49.

During the years ended December 31, 2024 and 2023, the Company issued 1,696,287 and 1,292,560 shares of Class A Common Stock pursuant to its crowdfunding offerings. The Company received net proceeds from these equity offerings during the years ended December 31, 2024 and 2023 of $2,870,260 and $1,948,501, respectively.

During the six months ended June 30, 2025, the Company issued 1,368,551 shares of Class A Common Stock pursuant to its crowdfunding offering. Of the net proceeds of $2,666,264, the Company received net cash proceeds from these equity offerings during the six months ended June 30, 2025 of $2,228,818 and $437,446 recorded in subscription receivable, which was collected after June 2025.

As of June 30, 2025 and December 31, 2024, the Company had 21,864,459 and 20,495,908 shares of Class A Common Stock and 16,492,620 and 16,492,620 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 9: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 2,539,600 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 5,000,000 options to purchase Class B Common Stock. As of June 30, 2025 and December 31, 2024, there were 2,772,970 and 2,897,970 options available for issuance, respectively.

The following is a summary of option activity for the six months ended June 30, 2025:

	Options		Weighted Average Exercise Price		Intrinsic Value
Outstanding as of December 31, 2024	4,641,630	$	0.75	$	4,157,522
Granted	125,000		1.32		
Outstanding as of June 30, 2025	4,766,630	$	0.77	$	4,157,522
Exercisable as of June 30, 2025	4,462,366	$	0.77	$	5,468,693
Exercisable as of December 31, 2024	4,368,520	$	0.77	$	3,851,385

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the six months ended June 30, 2025 and 2024 are as follows:

	Six Months Ended June 30,	
	2025	2024
Risk-free interest rate	4.43%	4.46%
Expected term (in years)	6.0	5.00 – 6.02
Expected volatility	60.00%	60.00%
Expected dividend yield	0%	0%

The Company recognizes stock-based compensation on a straight-line basis over the options' vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $87,802 and $46,774 for the periods ended June 30, 2025 and 2024, respectively.

Unrecognized share-based compensation expense was $411,730 and $328,031 as of June 30, 2025 and December 31, 2024, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 22 months as of June 30, 2025.

<u>Warrants</u>

There were no warrants issued during the period ended June 30, 2025.

As of June 30, 2025 and December 31, 2024, there was $0 of unrecognized share-based compensation expense. The remaining outstanding warrants have a weighted average duration to expiration of 39 and 45 months as of June 30, 2025 and December 31, 2024, respectively.

As of June 30, 2025 and December 31, 2024, there were 570,000 warrants outstanding with weighted average exercise price per share of $0.61, and 570,000 warrants vested with weighted average exercise price per share of $0.61, all respectively.

NOTE 10: COMMITMENTS AND CONTIGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 11: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated subsequent events through September 26, 2025, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure

INDEPENDENT AUDITORS' REPORT

To the Stockholders, Management and Investors
Legion M Entertainment, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Legion M Entertainment, Inc. (a Delaware corporation, the "Company"), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the consolidated results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred net losses and cash used in operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

F-2

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF LEGION M ENTERTAINMENT

JUST LAUNCHED - PREVIOUSLY RAISED $25MM

Legion M is harnessing the most powerful force in entertainment – the audience – to create long-term competitive advantages in film and TV.



Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

LEGION M
THE FAN-OWNED FUTURE OF FILM & TELEVISION

OVERVIEW | ABOUT | TERMS | REWARDS | DISCUSSION | INVESTING FAQS

Get Equity
$2.10 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$25,365,478.85

MIN INVEST ⓘ
$499.80

VALUATION
$92.15M

REASONS TO INVEST

- Led by Emmy-winning digital pioneers. Backed by celebs, a billion-dollar producer, and dozens of industry insiders. Over $25MM raised from 58,000+ investors.
- $1.6MM in first-half 2025 revenue -- already up 60% from full-year 2024 revenue.
- Previous release -- My Dead Friend Zoe -- is one of the best reviewed movies of 2025 (🍅94% 🍿95%).
- Upcoming release -- Fackham Hall -- broke Bleecker Street's (our distribution partner) record with over 7.3MM trailer views in the first 24 hours.

TEAM



Paul Scanlan • Cofounder & CEO
Emmy winning serial entrepreneur, Cofounder/President MobiTV, 2011 Forbes "Names You Need to Know", Adjunct Lecturer of Entrepreneurship at NU Kellogg.

TEAM



Paul Scanlan • Cofounder & CEO
Emmy winning serial entrepreneur, Cofounder/President MobiTV, 2011 Forbes "Names You Need to Know", Adjunct Lecturer of Entrepreneurship at NU Kellogg.



Jeff Annison • Cofounder & President
Emmy winning serial entrepreneur, Cofounder/VP Product Development MobiTV and Cofounder CEO of Underground Labs/New York Rock Exchange. 1995 UCLA BS Mechanical Engineering.



Eric Lam • Business Operations
Head of Operations, Logistics, Customer Happiness at New York Rock Exchange, Product Manager, Mobile Web Producer at MobiTV, 15+ years Professional DJ, Three Time Fantasy Football League Champion



Taylor Gledhill • Creative Director



Digital Producer on Emmy-winning @Midnight, Comedy Central. Social Media Producer, Funny or Die, NTWRK/(now owned by COMPLEX)



Chris Black • Head of Public Relations

Seasoned publicist representing films, television and award-winning producers. Has worked across high-profile events and festivals including the Golden Globes, Cannes Film Festival and more.



Harlee Kocen • Head of Social Media

12 years of experience running social strategy for brands including Fender, American Express, Audi, Airbnb, and United Airlines. As the head of social at Legion M, I love building connection and excitement around our fan-owned films, series, and events.



Prophetess Branchcomb • Director of Finance & Accounting (PT)

Founder & CEO Sound Profit Tax and Finance, former VP Finance SodexoMAGIC, Mission Director Antioch Missions International, MBA, Finance at University of Southern California, Masters in Business Taxation (Deans List) at University of Southern California.

Read Less



Chris Cooper • Marketing/Growth Hacking (PT)

20+ years marketing and business development at companies including Sprint, Tivo, MobiTV, and Dexcom. Independent music producer and artist.



Tyler Harmon • Marketing/Growth Hacking (PT)

11+ years in Real Estate and Growth Marketing, Founder Rad Dad, MBA Organizational Development, Former Flying Aircrew Instructor and Staff Sergeant, United States Air Force.

Read Less



Brandi Plants • Media Response Team (PT)

10+ years of community moderation, with a focus on communication and engagement. Writer and Editor. As a multi-round Legion M investor, I love the opportunity to share what I've learned from being a long-time part of the Legion. Got questions? Just ask!

Read Less



Ramona Snyder • Volunteer Coordinator (PT)

10-Round Legion M Investor and Valor Award Winner, 6+ years as Program Manager for HOST volunteer program at Mineta San Jose International Airport.

Show Less



AN INVITATION FROM THE FOUNDERS

Invest in the Future of Film and TV

Entertainment is a $200BN industry that's home to some of the largest companies on earth. It's also in a state of upheaval. Between streaming, COVID, strikes, and AI, the last decade has been one of disruption.

But disruption creates opportunity.

Over the last 9 years, Legion M has grown from a bold idea into an award-winning studio. We've built one of the largest communities in equity crowdfunding history – nearly 60,000 investors and hundreds of thousands of followers. We've produced award-winning films, generated over $7MM in revenue, and proven what a fan-owned company can do. And we're just getting started.

It's not too late for you to join us.

We've beaten the odds before, and are betting our careers we can do it again. It won't be easy, but nothing worth doing ever is.

If you'd like to join us, we'd be honored to have you on the team.

Onward and Upward!

Paul Scanlan and Jeff Annison
Co-Founders, Legion M

TEAM

Emmy Winning Pioneers, Backed by Industry Powerhouses



Legion M's Founders won an Emmy for Innovation in Television as the first to put live TV on cellphones.

Co-founders Paul Scanlan and Jeff Annison are Emmy-winning entrepreneurs and digital pioneers. In 1999, the duo (along with one other co-founder) started MobiTV, the first company in the U.S. to launch live streaming television on mobile phones. From 2003 to 2009, they grew the company into a worldwide leader in streaming media with 300+ employees, over $100 million in venture capital investment, and an Emmy Award for Innovation in Television.

Legion M is backed by a top-tier advisory board that includes billion-dollar producer Dean Devlin, legendary actor William Shatner, author/entrepreneur Eric Ries (author of "The Lean Startup"), and nearly two dozen current/former senior executives from Netflix, Sony, Lucasfilm, Epic Games, Amazon, and more.

What People Are Saying



"Legion M is exactly what our industry needs right now."
DEAN DEVLIN
Producer, Independence Day, Stargate, Leverage, The Librarians

** This testimonial may not be representative of the opinions of others and is not a guarantee of future performance or success.*

THE PROBLEM

The business is changing ... fast.

It's impossible to predict
Hollywood has spent the last hundred years trying to "crack the code" for making hits. But the hit rate is low – even for big studios with access to the best talent, IP, and data. ***To win once, you need luck. To win consistently, you need an edge.***

Viewing habits are shifting
It's harder than ever to get people into theaters – or to pay for movies at all. There's already too much to watch, and it's growing exponentially. ***The hard part isn't making movies – it's rising above the noise.***

Marketing is expensive and inefficient
Each new movie is a nationwide product launch. Studios "buy an audience" for each release ... then buy another for the next. Meanwhile, lack of conversion data leaves the industry flying blind. ***Is there a better way?***


AN INDUSTRY PRIMED FOR DISRUPTION
Hollywood's hit rate is low, audiences are fragmented, and marketing requires millions of dollars. Success now demands innovation, data, and a built-in fan base.

OUR SOLUTION

Start with the audience.

Audiences hold all the power in entertainment. They choose the winners and losers. Their wallets & eyeballs pay for … everything. That's why entities with ***built-in audiences*** thrive – even when the rest of the industry suffers.

> **A-LIST ACTORS** have a built-in audience that wants to watch them.
> **FRANCHISES** have a built-in audience that wants to see what's next.
> **NETFLIX** has a built-in audience who pays subscription fees each month.
> **LEGION M** is building an audience … for everything we do!

We're harnessing the power of fans to create ***sustainable competitive advantages*** in one of the most valuable industries on the planet.


IT'S ALL ABOUT
THE AUDIENCE.

A Legion of Fans

We're building a grassroots army that we believe has the power to reduce risk and increase the chance of making a hit. All by using the power of fans to:

- Fill theaters opening weekend
- Flood the algorithms and drive our films to the top of the charts
- Create grass-roots online buzz
- Find the next big thing
- Attract top talent
- Use our leverage to negotiate better terms
- Develop, finance, and distribute projects on our own terms


IMAGINE THE POWER
OF 1 MILLION...
FANS
SCOUTS
VIEWERS
CREATIVES
ADVOCATES
SUPPORTERS
TICKET BUYERS
SHAREHOLDERS

Turning Zeroes into Ones

The costliest projects are those that never get made. There's nothing worse than writing off millions of dollars – and years of wasted development – on a project that ends up on a shelf.

But Legion M is more than just another studio – we are also a large community of the same people a project needs to succeed.

Think about it – *assuming everything else is equal*, which project would you choose if your success was tied to the number of people that watch your movie:

a) One backed by a wealthy individual?
b) One backed by Wall Street?
c) One backed by one million movie fans?

The choice is clear. From actors selecting their next project to theater managers deciding what to play, Legion M's community provides an edge – a "thumb on the scale" with potential to increase the odds of success for everything we do.



A Smarter Way To Make Decisions

Most studios rely on the gut feel of a handful of executives. We have the combined wisdom, passion, and experience of a Legion.

To harness this power, we've built tools like FILM SCOUT and M-Pulse that gamify the experience – giving fans the opportunity to compete for fun and prizes while providing data and insight that allows us to make better decisions. These tools also allow us to identify the tastemakers in our community – those with a demonstrated ability to predict what the larger audience will think – and invite them to participate in our ELITE SCOUT program and weigh in on films and decisions that can't be shared with the larger community.


HARNESSING
THE
WISDOM
OF THE
CROWD
LIVE NOW!
DECISION
TIME!

TECH

How to Thrive in the Age of AI

The robots are coming for all of us. The question investors must ask is: "Which companies are best equipped to make the most of it?"

Legion M is run by digital pioneers with a track record navigating technological disruption. As a small team using AI to expand into a rapidly changing industry (rather than a large company retooling to protect legacy business) we believe Legion M is perfectly positioned to thrive in the AI era.

Most importantly, Legion M is built on a foundational force – *the audience* – that has always been **and always will be** the bedrock of the industry.


SOMEDAY, AI MIGHT
MAKE MOVIES...
BUT ONLY PEOPLE
WILL PAY TO
WATCH THEM.

So while others see AI as a way to cut jobs, we see it as a way to grow – a force multiplier to unlock next-generation capabilities for communications, crowdsourcing, marketing, distribution, data analysis, operations, and community management.

To us, the true power of AI isn't making t*oday's things* cheaper, but creating *new things* that could never have existed before.

From "talkies" to cable to streaming, each great tech disruption has ushered in a new wave of industry stalwarts. Could Legion M be one of the next?

LEGION M's POSITION ON AI-GENERATED CONTENT. Legion M is an AI-forward company, but we recognize the important questions and concerns about the use of generative AI for creative arts. As the tech and cultural landscape evolves, we rely on our community to be our guide. Not only do these people own the company (we report to them!), but they also represent the sentiments of audiences at large. While we are using AI in many aspects of business, we're not currently using AI-generated content in our films and TV. Our decisions on how to navigate this frontier will be driven by our investors.



ROI
UNDERSTANDING
YOUR INVESTMENT

Risk vs. Reward

Before you invest, it's important to understand that Legion M is a relatively early-stage company. In fact, thanks to the JOBS Act, you now have the opportunity to invest earlier than has ever been possible — at a stage traditionally reserved for angel investors and venture capitalists.

If you want to get in early, you need to understand the risks. Our stock is not currently listed on any secondary exchange, which means it must be viewed as a long-term investment that could take years or even decades (if ever) to provide a return. As a pre-IPO startup, we are not focused on near-term revenue or profit, but instead on building what we believe will be long-term competitive advantages for the Company. When you invest in a startup you aren't investing in what the company is today—you are investing in the potential for what the company could become in the future. It's an inherently risky proposition because, the fact is, most startups fail.

But startups that succeed can change the world. Every great disruption starts with entrepreneurs and investors that have the courage to defy the odds and try something no one else has done before. We founded Legion M because we want to build a new type of company with potential to reshape the future of entertainment.

Redefining ROI

Most companies view investors simply as a source of capital. For Legion M, they are the foundation of our business. We are a community as well as a corporation, and as a management team our job is to create value for this community. While "shareholder value" is often measured solely by dollars and cents, Legion M strives to create both Financial and Emotional returns for our shareholders:

> ***Financial ROI***
> Legion M's primary goal is to run a responsible business that provides a long-term financial return for our investors. Financial success is the key to the long-term viability and success of our Company.
>
> ***Emotional ROI***
> While financial success is the primary goal for Legion M, many of our shareholders invest because they want to be a part of something they love. We strive to cultivate a vibrant community for our shareholders, and seek ways to "open the gates of Hollywood" and unite fans to make a difference in the entertainment industry.

The wonderful thing about a fan-owned company is that financial and emotional ROI are not necessarily mutually exclusive. We believe spending time and resources to engage our shareholders isn't just good fun—it's also good business. The more engaged and excited our shareholders are, the more potential buzz and value they can create for our projects. This increases our projects' chances of success, which benefits the Company and all its shareholders.



THE LEGION M FLYWHEEL
MORE OPPORTUNITIES
for our shareholders to engage with our projects!
MORE SUPPORT
for our projects when they release!
LEGION M
BIGGER PROJECTS
and the ability to negotiate better terms!
GREATER SUCCESS
for our projects in the marketplace!

LEGION M's SHARE PRICE

Since Legion M was founded in 2016, the company has successfully closed 10 rounds of fundraising and built one of the largest shareholder communities in JOBS Act history.



TRACKING LEGION M'S
SHARE PRICE OVER TIME

OFFERING PRICE PER SHARE
(adjusted for 10:1 Stock Split Between Rounds 8 & 9)

ROUND 1	**$0.70**
ROUND 2	**$0.75**
ROUND 3	**$0.83**
ROUND 4	**$0.89**
ROUND 5	**$1.00**
ROUND 6	**$1.07**
ROUND 7	**$1.43**
ROUND 8	**$1.50**
ROUND 9	**$1.65**
ROUND 10 / 10S (You Are Here)	**$2.10**

NOTES:
(1) Legion M's share price is not set on an open market like a publicly traded stock is. It's priced like a private investment round where the company sets a stock price, and investors decide if they would like to invest.
(2) In January of 2022, Legion M shareholders passed a 10-for-1 stock split – prices listed on this table are presented on a post-split basis.
(3) Beginning in Round 7, Legion M's offerings included the chance to receive bonus shares as a reward, which can change the "effective share price" paid by the investors who receive bonus shares.

BUSINESS MODEL - HOW WE MAKE MONEY
Creating Value at Every Stage

From development through release, Legion M is harnessing the power of the audience to minimize risk and maximize potential via:

FILM PRODUCTION:
Legion M earns producer fees and backend revenue by producing award-winning films.

FILM DISTRIBUTION:
We earn fees releasing films (by ourselves or in partnership with other distributors).

FILM FINANCING
We pool funds from our community to invest in projects and opportunities (e.g. P&A investments) with strong potential.

MERCHANDISING AND LIVE EVENTS:
From apparel and media to celebrity-driven live events, we create new and innovative revenue streams for our projects.

CROWD-POWERED DEVELOPMENT:
While development is a sunk cost for most studios, Legion M uses our community to discover, refine, and fund development of new IP.

TRACTION
Continued Revenue Growth in 2025

Entertainment is an industry where business models change based on project scale. The economics of micro-budget films differ from independent films, which differ from major studio releases. Each tier has its own risks and opportunities.

After years of levelling-up, Legion M has graduated from making small investments in other people's projects to developing, financing and producing our own. This has led to what we believe will be an inflection point for our revenues: after years of steady revenue growth, we earned **60% more revenue in the first 6 months of 2025 than we did in all of 2024.***

That said, we believe Legion M is still early in our development. The tier we're currently operating in — producing low (by Hollywood standards) budget independent film — is notoriously difficult to make money in. But we didn't create Legion M because we believed 50,000 investors could make money in independent film -- we're building it because we believe 1,000,000 fan-owners could become one of the most influential forces in Hollywood.

To achieve that goal, we are focused on growing the size of our community and developing what we believe will become significant long-term competitive advantages. The revenue, margins, and profits of our business are important, but in many cases are not our primary considerations. We are frequently willing to take on projects or initiatives that sacrifice short-term gains (or have high risk of losses) in exchange for what we believe will create long-term value.



YEARLY REVENUE

$2,000,000

$1,671,067

$1,500,000

$1,024,059

$1,000,000


$650,044
$816,510
$500,000
$0
2022
2023
2024
2025
(THRU MAY)

*Past financial performance does not guarantee future results. Revenue growth in prior periods may not be sustained, and future performance could differ materially due to a variety of factors, including market conditions, production outcomes, and business risks.

PROJECTS

What Can a Fan-Owned Company Do?


WHAT CAN A FAN-OWNED COMPANY DO?

Legion M developed, financed and produced one of the best reviewed films of the year! *My Dead Friend Zoe* -- starring Sonequa Martin-Green, Natalie Morales, Ed Harris, Morgan Freeman, and Utkarsh Ambudkar -- has been hailed by critics and fans alike as one of the best movies of 2025. Following a nationwide release in over 750 theaters in February, the movie is currently available on-demand via Apple, Amazon, and everywhere you buy or rent movies online.


My Dead Friend Zoe | Official Trailer | Exclusively In Theat...
Watch later
Share
OFFICIAL TRAILER
Watch on YouTube

FACKHAM HALL - IN THEATERS SOON!

Legion M is proud to partner with Bleecker Street as co-distributor of Fackham Hall – In Theaters 12/5/25


Fackham Hall | Official Trailer | Bleecker Street & Legion M
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FACKHAM HALL
TRAILER
Watch on YouTube

Invest in a Diversified Slate of Projects

Since Legion M was founded in 2016, we've developed a slate of projects diversified across genre, medium, business model, and risk profile. In the early days we started by making small investments in other projects. Today we've levelled up to financing, producing, and distributing movies of our own!



RED CARPET PERKS

OPENING THE GATES OF HOLLYWOOD

For most companies, investors are simply a source of capital. For Legion M, they are the foundation of our business. We are a community as well as a corporation, and our job is to create financial and emotional value for this community.





EXCLUSIVE EVENTS

Get on the list for red carpet premieres, afterparties, film-festival screenings, exclusive celebrity events, and more.



BACKSTAGE ACCESS

Join livestreams from the set, zoom calls with directors/producers/writers, and get behind-the-scenes investor updates.

COMMUNITY

Be part of a warm and welcoming community of investors and movie lovers, as we band together to shape the future of Hollywood!



BUCKET-LIST OPPS

Legion M investors have had their name in credits, set visits, priority as extras, and even jobs on set & walk-on roles.



MERCHANDISE & TICKET DISCOUNTS

Legion M frequently offers investors special pricing on merchandise, tickets, and more.



MAKE HISTORY

Join over 50,000 investors, and help us put a Legion M shaped dent in the movie biz!

Join Our Journey to One Million Shareholders

The "M̄" in our logo is the Roman numeral for "1 million." That's our goal—a grassroots army of movie lovers ONE MILLION strong. If we're successful, it could potentially make us one of the most influential companies in entertainment. With nearly 60,000 investors, we believe there will never be a better time to join Legion M.



ABOUT

HEADQUARTERS

1801 Century Park East 24th Floor Los Angeles, CA 90067

WEBSITE

View Site ⧉

Legion M is harnessing the most powerful force in entertainment – the audience – to create long-term competitive advantages in film and TV.

TERMS
Legion M Entertainment

Overview

PRICE PER SHARE
$2.10

VALUATION
$92.15M

DEADLINE ⓘ
Dec. 5, 2025 at 2:59 AM EST

FUNDING GOAL ⓘ
$250K - $1M

Breakdown

MIN INVESTMENT ⓘ
$499.80

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$999,999

SHARES OFFERED
Class A Common Stock

MIN NUMBER OF SHARES OFFERED
119,047

MAX NUMBER OF SHARES OFFERED
476,190

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

Existing Legion M investors are eligible to receive an additional 10% Bonus Shares on their investment. To receive these Bonus Shares, you must invest with the exact same email you use to login and manage your shares at https://app.dealmaker.tech/companies/2120/portal. If you are using the correct email address, your Bonus Shares will show up during the checkout process. If you aren't seeing them, please send a message to team@legionm.com.

Time-Based Bonus Shares

10% Bonus Period (first 2 weeks): Investments made before 11:59 PM PT on the 14th day the offering is open will receive 10% Bonus Shares.

Amount-Based Bonus Shares

Tier 1

Invest $1,000+ and receive 5% Bonus Shares.

Tier 2

Invest $5,000+ and receive 10% Bonus Shares.

Tier 3

Invest $10,000+ and receive 15% Bonus Shares.

Tier 4

Invest $25,000+ and receive 20% Bonus Shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement.

Bonus Shares are tied to each individual investment. Bonus Shares for multiple investments do not "stack". I.e. perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement.

Any applicable bonus shares will be shown and applied during the checkout process. Bonus shares will be issued at the completion of your investment (see Exhibit E for additional information).

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

LEGION M ENTERTAINMENT, INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.10 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $210. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus [and the Loyalty Bonus] in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.



10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$499
10% Bonus Period (first 2 weeks)
Investments made before 11:59 PM PT on the 14th day the offering is open will receive 10% Bonus Shares.

13	13	43	29
Days	Hours	Minutes	Seconds

Select

$1,000
Tier 1
Invest $1,000+ and receive 5% Bonus Shares.

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$5,000
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video:

Hey there. Everybody at Legion M. Legion M is really innovative. The concept is really remarkable. What it is that you guys do that's so special is you connect with fans. Tell us about this Legion M model. It truly is unique. You've got the fans owning your studio.

We're built to be the world's first fan owned entertainment company. The idea behind it is simple. If you've got a studio that's owned by a large group of fans, you've got amazing competitive advantages. Long live Legion M. We are uniting a vibrant and engaged community to co-own the company, have a voice in what content we produce, go beyond the scenes and get involved, but also own a piece of the upside. We're redefining what it means to be a shareholder. It's so cool to have real fans of movies and film like I am, have a real stake. I think it's an interesting way to try to include fans in the making of movies. You guys are gonna be extras.

They were doing a shareholder call with Karan Soni from Deadpool, our lead in Fade to Black. Get that tangle. You know, you're watching something that's gonna change the course of history.

It's a novel way of making films. It's kind of cool. You know, you're not working for some fat cat somewhere who didn't give a damn other than making money. Legion M is an amazing company. It's owned 100% by the fans. What do you think about that? I love that Legion M is bringing fans together, opening the gates to Hollywood, not only allowing fans to own a piece of the company, but also bringing the experiences out to them. Being part of the Legion, you have access to the entertainment industry for the opportunity to be involved if you want to be. I love Legion M. Very happy to be a part of them. You ready?

Legion M is working to bring the story of Captain Robert Smalls to the screen. We want you to join us. We've already released several movies with fans as our guiding light and our pipeline of projects is better than it's ever been. This is not the last Legion M movie I'll do. I'll tell you that right now. It's like buying stock in Disney, like not now, but back when they were just getting started up and nobody knew if they would succeed or fail. Paul and I have done this before. 25 years ago, we co-founded a company that revolutionized mobile television and won an Emmy award for being the first to put live TV on the cell phone. Startups are risky. The fact is most of them fail, but the ones that succeed can go on to change the world, and we're betting our careers that Legion M can be one of those. I am Legion M. I am Legion M. Join the Legion. Join the Legion. Join the Legion. We are Legion M.

Trailer:

Well done, Father. England. 1931. Welcome to Fackham Hall. Home to the Davenpools. Finally, one of our children is to be wed. After so many years of courting, she's finally found the right cousin. It was a different time. A simpler time. You're here for the position of home. Is that right? You've brought all the wind up from the cellar. Yes, ma'am. And close the cellar hatch. A time of manners. Stop gulping and do your job. A time of modesty. What is that you're reading? It's a tale of forbidden love. Oh boy! And a time, of murder. I'm here regarding the murder of Lord Davenpool. I'm afraid you're too late. Someone's already done it. I believe the murderer to be within this room. I'll to be watching you all. And if there's anything out of the ordinary, you can be damn sure I'll notice. If you want a real suspect, try looking into that orphan boy. Tell me your dreams. Well, I have this dream where my penis falls off but I can't go to the doctor because I'm late for school. Same! What on God's flat earth is going on? Oh well. You made it to seven. To London's oldest every chimney switch! How does anyone know when they're in love? Maybe there's just something in the air. Fuck 'em all. Precisely. God is there shining a light. But today, He's shining a light for these two our souls. And today he's shining a light for these two. Our souls are eternally in His debt. Amen.

Slate Video:

England. 1931. Welcome to Fackham Hall. Fackham Hall. Precisely. There is no hurdle I cannot overcome. You have a sense of ownership because you do own it. And you have a sense of pride because we hope that it'll be a prideful film that you will own.

My name is Kyle Hausmann Stokes. I'm an Army combat veteran of Iraq and the writer director of My Dead Friend Zoe. It's actually based on my own personal experience with PTSD. Specifically, Survivor's Guilt.

The Man In The White Van is a true crime thriller. At its core, it's a story about a girl growing up. Kind of a wrench gets thrown into everything by having this creepy man following you around.

This story came along and it seemed grounded. It seemed like a story that could be real.

Hi Legion M. We're having a great time here on the set of Nandor Fodor and The Talking Mongers. This is Nacho Vigalondo, write and director of Colossal. This movie is partially presented by Legion M, a company that is owned by fans.

You connect with fans and that's meaningful to us and for filmmakers and for films to be able to find an audience. Crazy evil. The good folks at Legion M were dumb enough to invest in Jay & Silent Bob Reboot.

I loved having you as producing partners on Arch Enemy. Thank you all for what you do. Thank you for bringing the fans what they need. Long live Legion M.

I was priviledged to work with your team and the people behind Legion M on Tolkien and to see the passion that we share about cinema.

We are so excited to work with the Legionon this movie. Let's go get crazy on Bat Samaritan.

My name is Chris Temple and I'm one of the directors of the new documentary, This Is Not Financial Advice. Just want to say a quick hello and say how excited we are to have the Legion M community as a part of this film.

Hey Legion M film scouts and I want to personally thank you for actually picking our film Memory the Origins of Alien at Sundance. Tonight is the premiere of - world premiere of Field Guide to Evil which you guys have been hearing about for a year.

A couple, John and Sena, go upstate to be off the internet for a week and then aliens attack. Oh my god, what the.

My name is Rob Edwards. I'm the writer of Defiant. The Robert Smalls story is, to me, a complete American superhero story. He bet everything he had on everything he dreamed of and he won.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "LEGION M ENTERTAINMENT, INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF JULY, A.D. 2022, AT 1:52 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5980700 8100
SR# 20223000205

Authentication: 203945597
Date: 07-18-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:52 PM 07/15/2022
FILED 01:52 PM 07/15/2022
SR 20223000205 - File Number 5980700

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
LEGION M ENTERTAINMENT, INC.,
a Delaware Corporation
(Pursuant to Sections 228 and 242 of the
General Corporation Law of the State of Delaware)

Legion M Entertainment, Inc. (the "***Corporation***"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "***DGCL***"), DOES HEREBY CERTIFY:

The original Certificate of Incorporation of Legion M Entertainment, Inc. was filed with the Secretary of State of the State of Delaware on March 4, 2016.

I.   Article IV of the Amended and Restated Certificate of Incorporation of Legion M Entertainment, Inc., as amended to date, is hereby amended as follows:

"The total number of shares of stock that the corporation shall have authority to issue is Two Hundred Million (200,000,000), with a par value of $0.0001 per share. One Hundred Seventy Million (170,000,000) shares of the authorized Common Stock of the Corporation are hereby designated "**Class A Common Stock**" and Thirty Million (30,000,000) shares of authorized Common Stock of the Corporation are hereby designated "**Class B Common Stock**."

Each holder of Class B Common Stock shall be entitled to Ten (10) votes per share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provide by law. Except as expressly provided by this Amended Certificate or as provided by law, the holders of shares of Class B Common Stock shall at all times vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote of for the consent of the stockholders of the Corporation. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders or shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law of the State of Delaware.

Effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, a 10-for-1 forward stock split for each share of Common Stock outstanding or held in treasury immediately prior to such time shall automatically and without any action of the part of the holders thereof occur (the "***Forward Stock Split***"). The par value of the Common Stock shall remain $0.0001 per share. This conversion shall apply to all shares of Common Stock. No fractional shares of Common Stock shall be issued upon the Forward Stock Split or otherwise. In lieu of any fractional shares of Common Stock to which the stockholder would otherwise be entitled upon the Forward Stock Split, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board.

All certificates representing shares of Common Stock outstanding immediately prior to the filing of this Certificate of Amendment shall immediately after the filing of this Certificate of Amendment represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the corporation, and upon such surrender the corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Certificate of Amendment. Shares of Common Stock that were outstanding prior to the filing of this Certificate of Amendment, and that are not outstanding after and as a result of the filing of this Certificate of Amendment, shall resume the status of authorized but unissued shares of Common Stock."

This Amendment to the Amended and Restated Certificate of Incorporation of Legion M Entertainment, Inc. as amended to date, has been duly adopted and approved in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

[Signature page follows]

IN WITNESS WHEREOF, Legion M Entertainment, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 11th day of July, 2022.

LEGION M ENTERTAINMENT, INC.

By: Paul Scanlan

Name: Paul M. Scanlan
Title: Chief Executive Officer



The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "LEGION M ENTERTAINMENT,

INC.", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF MAY, A.D.

2016, AT 12:22 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5980700 8100
SR# 20163079147

Authentication: 202323074
Date: 05-16-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:22 PM 05/11/2016
FILED 12:22 PM 05/11/2016
SR 20163079147 - File Number 5980700

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

LEGION M ENTERTAINMENT, INC.

Legion M Entertainment , Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of t he State of Delaware (the " **General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Legion M Entertainment, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 4, 2016.

2. That the Board of Directors duly a dopted resolutions proposing to amend and restate the Certificat e of Incorporation of this corporation, declar ing said am endment and restatement to be advisable and in the best inte rests of this corporati on and its stockholders, and authorizing the app ropriate officers of this corp oration to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Article I

The name of the corporation is Legion M Entertainment, Inc. (the "Corporation").

Article II

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delawa re 19801. The nam e of the registered agent of the Corporation at such address is The Corporation Trust Company.

Article III

The purpose of the Corporation is to e ngage in any lawful act o r activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

Article IV

(A) The total num ber of shares of capit al stock of which the Corporation shall have authority to issue is Twenty Million (20,000,000) shares of Common Stock, with a par value of $0.0001 per share. Seventeen Million (17,000,000) shares of the authorized Comm on Stock of the Corporation are hereby designated "**Class A Common Stock**" and Three Millio n

1

(3,000,000) shares of the authorized Common Stock of the Corporation are hereby designated **"Class B Common Stock."**

(B) <u>**Rights, Powers and Restrictions of Class A Common Stock**</u>.

The rights, powers and restrictions granted to and imposed on the Class A Common Stock are as set forth below in this Article IV.

 1. <u>Dividend Rights</u>. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class A Common Stock shall be entitled to receive, when and as declared by the Board of Directors, such dividends as may be declared from time to time by the Board of Directors with respect to the Class B Common Stock out of any assets of the Corporation legally available therefor, and no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date and payment date shall be declared or paid on the shares of Class A Common Stock; <u>provided</u>, <u>however</u>, that dividends payable in shares of Class B Common Stock or rights to acquire Class B Common Stock may be declared and paid to the holders of the Class B Common Stock without the same dividend being declared and paid to the holders of the Class A Common Stock if and only if a dividend payable in shares of Class A Common Stock or rights to acquire Class A Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared and paid to the holders of the Class B Common Stock shall be declared and paid to the holders of Class A Common Stock.

 2. <u>Redemption</u>. The Class A Common Stock is not redeemable.

 3. <u>Voting Rights</u>. Each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Restated Certificate or as provided by law, the holders of shares of Class A Common Stock shall at all times vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

 4. <u>Subdivisions or Combinations</u>. If the Corporation in any manner subdivides or combines the outstanding shares of Class B Common Stock, then the outstanding shares of Class A Common Stock will be subdivided or combined in the same proportion and manner.

 5. <u>Equal Status</u>. Except as expressly set forth in this Article IV, Class A Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class B Common Stock.

(C) <u>**Rights, Powers and Restrictions of Class B Common Stock.**</u>

The rights, powers and restrictions granted to and imposed on the Class B Common Stock are as set forth below in this Article IV.

1. <u>Dividend Rights</u>. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class B Common Stock shall be entitled to receive, when and as declared by the Board of Directors, such dividends as may be declared from time to time by the Board of Directors with respect to the Class A Common Stock out of assets or funds of the Corporation legally available therefor, and no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date and payment date shall be declared or paid on the shares of Class B Common Stock; <u>provided</u>, <u>however</u>, that dividends payable in shares of Class A Common Stock or rights to acquire Class A Common Stock may be declared and paid to the holders of the Class A Common Stock without the same dividend being declared and paid to the holders of the Class B Common Stock if and only if a dividend payable in shares of Class B Common Stock or rights to acquire Class B Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared and paid to the holders of the Class A Common Stock shall be declared and paid to the holders of Class B Common Stock.

2. <u>Redemption</u>. The Class B Common Stock is not redeemable.

3. <u>Voting Rights</u>. Each holder of Class B Common Stock shall be entitled to ten (10) votes per share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Restated Certificate or as provided by law, the holders of shares of Class B Common Stock shall at all times vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders or shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law of the State of Delaware.

4. <u>Conversion</u>.

(a)   Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Before any holder of Class B Common Stock shall be entitled to convert any shares of such Class B Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee or nominees or such holder, a certificate or certificates for the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior the close of business on the date of such surrender of the shares of Class

3

B Common Stock to be converted, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to this Section 4(a) shall be retired by the Corporation and shall not be available for reissuance.

(b)   Each share of Class B Common Stock shall be automatically, without further action by the holder thereof, converted into one (1) fully paid and nonassessable share of Class A Common Stock, upon the occurrence of a Transfer (as defined in Section (D)(4) of this Article IV), other than a Permitted Transfer (as defined in Section (D)(5) of this Article IV), of such share of Class B Common Stock. Each outstanding stock certificate, if any, that immediately prior to such Transfer represented one or more shares of Class B Common Stock subject to such Transfer shall, upon and after such Transfer, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of each such holder and upon receipt of such holder's outstanding certificate, issue and deliver to such holder new certificates representing such holder's shares of Class A Common Stock. Each share of Class B Common Stock that is converted pursuant to this Section (B)(4)(b) of Article IV shall be retired by the Corporation and shall not be available for reissuance.

(c)   The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Restated Certificate, relating to the conversion of the Class B Common Stock into Class A Common Stock and the dual class common stock structure contemplated by this Restated Certificate as it may deem necessary or advisable. If the Corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class B Common Stock into Class A Common Stock has occurred but has not theretofore been reflected on the books of the Corporation, the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as it reasonably deems necessary to determine whether a conversion of shares of Class B Common Stock to Class A Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such conversion has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class A Common Stock and the same shall thereupon be registered on the books and records of the Corporation. In connection with any action of stockholders taken at a meeting or by written consent, the stock ledger of the Corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any written consent and the classes of shares held by each such stockholder and the number of shares of each class held by such stockholder.

5. Subdivisions or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock, then the outstanding shares of Class B Common Stock will be subdivided or combined in the same proportion and manner.

6. Equal Status. Except as expressly set forth in this Article IV, Class B Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all

respects and as to all matters to Class A Common Stock.

7. <u>Reservation of Stock</u>. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock

(D) **Definitions.** For purposes of this Article IV:

1. "<u>Family Member</u>" shall mean with respect to any natural person who is a Qualified Stockholder, the spouse, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Qualified Stockholder.

2. "<u>Qualified Stockholder</u>" shall mean (a) any registered holder of a share of Class B Common Stock and (b) any Permitted Transferee.

3. "<u>Permitted Entity</u>" shall mean with respect to a Qualified Stockholder (a) a Permitted Trust (as defined below) solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder, or (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder.

4. "<u>Transfer</u>" of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise; <u>provided</u>, <u>however</u>, that the following shall not be considered a "<u>Transfer</u>" within the meaning of this Article IV:

(a) the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders;

(b) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (i) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (ii) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; or

(c) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer".

A "Transfer" shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by (i) an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity or (ii) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis, from and after the Covered Security Date, of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are, as of the Covered Security Date, holders of voting securities of any such entity or Parent of such entity. "Parent" of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

5. "Permitted Transfer" shall mean, and be restricted to, any Transfer of a share of Class B Common Stock:

      (a)   by a Qualified Stockholder to (i) one or more Family Members of such Qualified Stockholder, or (ii) any Permitted Entity of such Qualified Stockholder; or

      (b) by a Permitted Entity of a Qualified Stockholder to (i) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (ii) any other Permitted Entity of such Qualified Stockholder.

6. "Permitted Transferee" shall mean a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

7. "Permitted Trust" shall mean a bona fide trust where each trustee is (a) a Qualified Stockholder, (b) Family Member or (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments.

8. "Voting Control" shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

Article V

Each outstanding share of Common Stock of the Corporation as of the date of this Restated Certificate is hereby reclassified and reconstituted as one share of Class B Common Stock.

Article VI

The business and affairs of the Corporation shall be managed by the Board of Directors, and the Directors need not be elected by ballot unless required by the Bylaws of the Corporation. The number of Directors of the Corporation shall be determined in the manner provided by the Bylaws and m ay be increased or decreased from time to time in the m anner provided therein.

Article VII

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressl y authorized to adopt, amend or repeal the Bylaws; provided, however, the Board of Directors may not repeal or am end any bylaw that the stockholders have expressly provided m ay not be amended or repealed by the Board of Directors. The stockholders shall also have the power to adopt, amend or repeal the Bylaws for this corporation.

Article VIII

The Corporation reserves the right to amend and repeal any provision contained in this certificate of incorporation in the m anner prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

Article IX

A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to th e Corporation or its stockholders, (ii) for acts or omis sions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived any improper personal benefit. If the Delaware General Corporation Law is a mended after approval by the stockholders of this article to autho rize corporate action further elim inating or lim iting the personal liability of directors, then the liabil ity of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or m odification of the foregoi ng paragraphs by the stockholders of the Corporation shall not adversely af fect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

Article X

To the fullest extent permitted by applicable law, the Corporation is au thorized to provide indemnification of (and advancem ent of expens es to) d irectors, officers and agents of th e Corporation (and any other persons to which Gene ral Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, ag reements with such agents or other persons, vote of stockholders or disinteres ted directors or otherwise, in excess of the indem nification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article X shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

Article XI

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Article XII

For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and

8

integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 10th day of May, 2016.

By: _____
      Paul Scanlan, Chief Executive Officer